November 7, 2011
VIA FEDEX AND EDGAR

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
          On behalf of The Carlyle Group L.P. ( “Carlyle”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from the Registration Statement as filed on September 6, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated October 3, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers

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in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Carlyle.
     General
1.	Please provide us with any pictures or graphics you intend to use in the prospectus. We may have further comments upon review.

Carlyle respectfully advises the Staff that it does not intend to use any pictures or graphics in the prospectus other than the pictures and graphics presently included, which will be updated as appropriate.

2.	We note that you have yet to file a number of exhibits, including the legality and tax opinions. Please file these exhibits as soon as possible so that we have adequate time to review them. We may have comments after we review these materials.

We have attached as Annex A and Annex B to this letter, respectively, the forms of the legality and tax opinions that Carlyle anticipates filing with a subsequent pre-effective amendment. In addition, Carlyle has filed certain exhibits with Amendment No. 1. Carlyle advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Carlyle understands that the Staff requires a reasonable amount of time for review.

3.	Please provide all information required except that allowed to be excluded under Rule 430A of the Securities Act of 1933. As this information impacts disclosure throughout your filing, we will need adequate time to review it and may have additional comments once you provide the information.

Carlyle confirms that it has provided, or will provide in a subsequent pre-effective amendment, all remaining information required, except information allowed to be excluded by Rule 430A. Carlyle understands that the Staff requires a reasonable amount of time for review.

4.	Prior to the effectiveness of the registration statement, please arrange for FINRA to call us or provide us with a letter indicating that FINRA has cleared your underwriter’s compensation.

Carlyle confirms that it will, prior to seeking effectiveness, request that the underwriters of the offering request that FINRA provide confirmation to the Staff that FINRA does not object to the underwriters’ compensation.

5.	We note that you do not believe that The Carlyle Group L.P. is an investment company for purposes of sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 (“Company Act”). Please provide further information

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necessary to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for The Carlyle Group L.P., including, but not limited to, each of The Carlyle Group L.P.’s intermediate holdings companies, Carlyle Holdings and the Parent Entities (as those terms are defined in the registration statement). Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:
(a) Please identify and explain any interests in the Carlyle investment funds held by or through Carlyle Holdings. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do Carlyle Holdings and/or Parent Entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.
(b) Please explain why an investment in The Carlyle Group L.P. is not equivalent to an investment in a fund of funds.
The Carlyle Group L.P. is not, and upon completion of the reorganization and offering will not be, an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:
•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities (as defined in section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.[1]
The Carlyle Group L.P., through its “wholly-owned subsidiaries” and “majority-owned subsidiaries” (as such terms are defined in the Investment Company Act),

[1]	A third definition of “investment company” is found in section 3(a)(1)(B) of the Investment Company Act. The Carlyle Group L.P. is not an investment company within the meaning of section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

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is and holds itself out as being engaged primarily, and proposes to engage primarily, in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. Accordingly, The Carlyle Group L.P. is not, and upon completion of the reorganization and offering will not be, an “orthodox” investment company as defined in section 3(a)(1)(A) of the Investment Company Act. Furthermore, as described in further detail below, both prior to and after giving effect to the proposed reorganization and offering, investment securities will comprise less than 40% of the total assets of The Carlyle Group L.P. Accordingly, The Carlyle Group L.P. is not an “investment company,” as that term is defined under section 3(a)(1)(C) of the Investment Company Act. In addition, as more fully described in our response to the Staff’s comment 6 below, we believe that pursuant to section 3(b)(1) of the Investment Company Act, The Carlyle Group L.P. is not an investment company because it is primarily engaged in a non-investment company business.
Section 3(a)(1)(A)
As noted above, The Carlyle Group L.P., through its “wholly-owned subsidiaries” and “majority-owned subsidiaries” (referred to collectively with The Carlyle Group L.P as “Carlyle Group”) is and holds itself out as being engaged primarily, and proposes to engage primarily, in the business of providing asset management services and not primarily in the business of investing, reinvesting or trading in securities.
Whether an issuer is engaged “primarily” in an investment company business is a factual issue. The Securities and Exchange Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.2 We address each of these criteria in turn.
•	The issuer’s historical development
Carlyle Group was founded in Washington D.C. in 1987 as an asset manager and since that time has been, and has held itself out as being, primarily engaged in providing asset management services.
•	The issuer’s public representations concerning its activities
In its public representations, statements and utterances, including those contained in the Registration Statement, Carlyle Group has consistently held itself out as being primarily engaged in providing asset management services.

[2]	See, Tonopah Mining Co., 26 S.E.C. 426 (1947). See also, SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007).

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On the very first page of the “Summary” section of the Registration Statement and throughout that filing, Carlyle Group describes itself as “one of the world’s largest and most diversified multi-product global alternative asset management firms” advising “an array of specialized investment funds and other investment vehicles that invest across a range of industries, geographies, asset classes and investment strategies...”
•	The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer
As an asset manager, Carlyle Group’s officers and employees devote the bulk of their time and efforts to asset management activities or in support of these activities, including sourcing and managing investments, as well as raising capital from, managing relationships with and reporting to, the third party investors in Carlyle Group’s investment funds. The officers and employees of Carlyle Group have historically spent and continue to spend a de minimis amount of time making proprietary investments for the firm. We note that, in accordance with standard practice in the alternative asset management industry, Carlyle Group does make investments in the Carlyle investment funds. Such investments are typically pursuant to Carlyle Group’s contractual arrangements with the third party investors in its investment funds and are consistent with the expectations of these third party investors that Carlyle Group align its interests with those of its investors. The substantial majority of these investments take the form of general partner interests in the applicable Carlyle investment fund and, accordingly and as described in additional detail herein, such interests are not investment securities within the meaning of the Investment Company Act.
•	The nature of the issuer’s present assets
As discussed in further detail below, as of June 30, 2011, on a pro forma basis giving effect to the reorganization and the offering:
o	none of the assets of The Carlyle Group L.P. constitute “investment securities” (within the meaning of the Investment Company Act);

o	none of the assets of any of the 100% owned direct or indirect subsidiaries of The Carlyle Group L.P. (collectively, the “Carlyle Intermediate Holding Companies”) constitute investment securities;

o	investment securities amount to less than 5% of the consolidated assets of Carlyle Holdings I L.P., less than 1% of the consolidated assets of Carlyle Holdings II L.P. and less than 13% of the assets of Carlyle Holdings III L.P. (Carlyle Holdings I L.P., Carlyle Holdings II L.P. and Carlyle Holdings III L.P., collectively, the “Carlyle Holdings partnerships”) based on the fair value of these assets as determined in

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good faith by the board of directors of the general partner of The Carlyle Group L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC; and

o	investment securities amount to less than 2% of the consolidated assets of each of TC Group, L.L.C., TC Group Cayman, L.P., TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P. (collectively, the “Parent Entities”) based on the fair value of these assets as determined in good faith by the board of directors of the general partner of The Carlyle Group L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC.
•	The sources of the issuer’s present income
In 2010 and the first half of 2011, in excess of 96% and 92%, respectively, of the total segment revenues of Carlyle Group were derived from management fees, fees for transaction advisory and oversight services and performance fees (which may be either an incentive fee or a special residual allocation of income from a fund, which we refer to as a “carried interest,” in the event that specified investment returns are achieved by the fund).[3] The substantial majority of Carlyle Group’s carried interests take the form of general partner interests in the applicable Carlyle investment fund and, accordingly and as described in additional detail herein, such interests are not investment securities within the meaning of the Investment Company Act. We also note that, of the remaining 4% and 8%, respectively, of the total segment revenues of Carlyle Group during these periods, only a small portion was derived from investments in investment securities.
Section 3(a)(1)(C)

As noted above, both prior to and after giving effect to the proposed reorganization and offering, investment securities will comprise less than 40% of the total assets of The Carlyle Group L.P. Accordingly, The Carlyle Group L.P. is not an “investment company,” as that term is defined under section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines “investment company” as a company that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities,” and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets, exclusive of Government securities (as defined in section 2(a)(41) of the Investment Company Act) and cash items, on an

[3]	Carlyle Group’s segment reporting deconsolidates certain investment funds that it is required to consolidate under U.S. generally accepted accounting principles.

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unconsolidated basis. Section 3(a)(2) of the Investment Company Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.
Section 2(a)(24) of the Investment Company Act defines the “majority-owned subsidiary” of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person. Section 2(a)(43) of the Investment Company Act defines the “wholly-owned subsidiary” of a person to mean a company, 95% or more of whose outstanding voting securities are owned by that person or by a company that is a wholly-owned subsidiary of that person. Section 2(a)(42) of the Investment Company Act defines “voting security” to mean a security presently entitling its owner or holder to vote for the election of a company’s directors. Section 2(a)(12) of the Investment Company Act defines “director” to include “any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated . . . .” The Securities and Exchange Commission and the Staff generally consider the general partner of a limited partnership to be a “director” of the limited partnership under section 2(a)(12) because it performs a function with respect to the limited partnership similar to that of the board of directors of a corporation.4
As described in further detail below, as of June 30, 2011, on a pro forma basis giving effect to the reorganization and the offering, none of the assets of The Carlyle Group L.P., none of the assets of the Carlyle Intermediate Holding Companies and none of the assets of the Carlyle Holdings partnerships constitute investment securities (within the meaning of the Investment Company Act), and investment securities amount to less than 5% of the total consolidated assets of Carlyle Holdings I L.P., less than 1% of the total consolidated assets of Carlyle Holdings II L.P., less than 13% of the total consolidated assets of Carlyle Holdings III L.P. and less than 2% of the total consolidated assets of each of the Parent Entities. We have provided to the Staff under separate cover the fair values of the various categories of assets of each of the Carlyle Holdings partnerships and of each of the Parent Entities as determined in good faith by the board of directors of the general partner of The Carlyle Group L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC.
The Carlyle Group L.P.

[4]	Investment Company General Partners Not Deemed Interested Persons, Investment Company Act Release No. 18,868, 57 Fed. Reg. 34,726, 34,727 & n.5 (Aug. 6, 1992); Integrated Resources, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2940, at *1–*2 (June 1, 1979).

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The sole assets of The Carlyle Group L.P. will be its interests in the Carlyle Intermediate Holding Companies (and limited amounts of cash it may hold from time to time). The Carlyle Group L.P. will own, directly or indirectly, 100% of the voting securities (and 100% of all of the interests) of each Carlyle Intermediate Holding Company and such Carlyle Holding Companies will accordingly be wholly-owned subsidiaries of The Carlyle Group L.P. under section 2(a)(43) of the Investment Company Act. The Carlyle Intermediate Holding Companies will be neither investment companies nor companies that rely on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. Accordingly, none of the assets of The Carlyle Group L.P. will be investment securities.
Carlyle Intermediate Holding Companies
The sole assets of the Carlyle Intermediate Holding Companies (with the exception of interests in other Carlyle Intermediate Holding Companies and limited amounts of cash such entities may hold from time to time) are general partner interests in each of the three Carlyle Holdings partnerships. The limited partners of the Carlyle Holdings partnerships have no right to select or remove the Carlyle Intermediate Holding Company that serves as the sole general partner each Carlyle Holdings partnerships. Therefore, Carlyle Intermediate Holding Companies will own 100% of the voting securities of each of the Carlyle Holdings partnerships and such partnerships will accordingly be wholly-owned subsidiaries of the Carlyle Intermediate Holding Companies (and therefore of The Carlyle Group L.P.) under section 2(a)(43) of the Investment Company Act. The Carlyle Holdings partnerships are neither investment companies nor companies that rely on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. Accordingly, the interests in the Carlyle Holdings partnerships held by the Carlyle Intermediate Holding Companies are not investment securities. In addition, we note that, for reasons analogous to those discussed in greater detail below in our analysis of the general partner interests in the Carlyle investment funds held by the wholly-owned subsidiaries and majority-owned subsidiaries of the Parent Entities, the general partner interests in the Carlyle Holdings partnerships held by the Intermediate Holding Companies are not securities for purposes of the federal securities laws, including the Investment Company Act.
Carlyle Holdings Partnerships
Although this may change over time, immediately following the reorganization and the offering the primary assets of the Carlyle Holdings partnerships will be their interests in the Parent Entities. In addition to their 100% ownership interests in TC Group, L.L.C and TC Group Cayman, L.P., respectively, Carlyle Holdings I L.P. and Carlyle Holdings III L.P. will also “directly” (i.e., not through a Parent Entity) hold certain carried interests and capital interests in Carlyle investment funds and other assets. The Carlyle Holdings partnerships will own 100% of the

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voting securities (and 100% of all of the interests) of each of the Parent Entities. Accordingly, the Parent Entities will be wholly-owned subsidiaries of the Carlyle Holdings partnerships (and therefore of the Intermediate Holding Companies and of The Carlyle Group L.P.) under section 2(a)(43) of the Investment Company Act. The Parent Entities are neither investment companies nor companies that rely on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. Accordingly, the interests of the Carlyle Holdings partnerships in the Parent Entities are not investment securities. In addition, we note that, for reasons analogous to those discussed in greater detail below in connection with an analysis of the Parent Companies’ general partner interests in sponsored investment funds, the general partner and managing member interests of the Carlyle Holdings partnerships in the Parent Entities are not securities for purposes of the federal securities laws, including the Investment Company Act.
Parent Entities
As noted above, as of June 30, 2011, on a pro forma basis giving effect to the reorganization and the offering, investment securities amount to less than 2% of the total consolidated assets of each of the Parent Entities.
Assets of Carlyle Group
As noted above, we have provided to the Staff under separate cover the fair values of the various categories of assets of each of the Carlyle Holdings partnerships and each of the Parent Entities as determined in good faith by the board of directors of the general partner of The Carlyle Group L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC.
Upon completion of the reorganization and offering, the vast majority of the value of the assets of Carlyle Group will be attributable to (1) investment advisory contracts with Carlyle investment funds providing for the receipt by Carlyle Group of management fees and incentive fees and contracts with Carlyle portfolio companies providing for the receipt by Carlyle Group of fees for transaction advisory and oversight services;5 (2) carried interests that take the form of a general partner interest (or, less frequently, a managing member interest) in the applicable Carlyle investment fund; or (3) capital interests in Carlyle investment funds that take the form of a general partner interest (or, less frequently, a managing member interest) in the applicable Carlyle investment fund. We do not believe that any of these categories of assets constitute investment securities.

[5]	We note that in a 1987 no-action letter, the Staff allowed the controlling person of an asset management business to use the fair value of that business, comprising primarily investment advisory contracts and goodwill, to determine whether the controlling person would be an investment company under what is now section 3(a)(1)(C) of the Investment Company Act. Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *1–*3, *9–*10 (July 29, 1987).

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Contracts for Investment Advisory Transaction Advisory and Oversight Services. As discussed in further detail on pages 103 — 107 and 219 — 223 of Amendment No. 1 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Revenues” and “Business—Structure and Operation of Our Investment Funds”, Carlyle Group enters into contracts with the Carlyle investment funds that provide for the receipt by Carlyle Group of management fees and incentive fees in exchange for the provision by Carlyle Group of investment advisory services. In addition, Carlyle Group enters into contracts with Carlyle portfolio companies that provide for the receipt by Carlyle Group of fees in exchange for the provision by Carlyle Group of transaction advisory and oversight services. These contracts are ordinary service contracts and not investment securities.
Carried Interests and Capital Interests Taking the Form of General Partner Interests. As discussed in further detail on pages 219 — 223 of Amendment No. 1 under the caption “Business—Structure and Operation of Our Investment Funds”, Carlyle Group conducts the sponsorship and management of its investment funds primarily through a partnership structure whereby Carlyle Group organizes funds as limited partnerships with a Carlyle Group entity that is a wholly-owned subsidiary or majority owned subsidiary of a Parent Entity serving as the general partner. Less frequently, Carlyle Group may organize a fund as a limited liability company with a Carlyle Group entity that is a wholly-owned subsidiary or a majority owned subsidiary of a Parent Entity serving as the managing member. The fund general partner (or managing member) is responsible for the management and administration of the fund’s affairs and makes all policy and investment decisions relating to the conduct of the investment fund’s business. The limited partners (or non-managing members) of the investment fund take no part in the conduct or control of the business of such funds.
The partnership agreements of Carlyle funds typically provide that the fund general partner is entitled to a special residual allocation of income from the fund (i.e., a “carried interest”) in the event that specified investment returns are achieved by the fund. In addition, and in accordance with standard practice in the alternative asset management industry, the fund general partner typically commits to fund a portion of the fund’s capital.
The courts and the Staff have consistently considered general partner and managing member interests not to be securities for purposes of the federal securities laws, including the Investment Company Act, when, as is the case here, the general partner or managing member retains actual control over the issuer of the interest.6 As noted above, the partnership (or limited liability company)

[6]	With respect to general partner interests in limited partnerships, see Williamson v. Tucker, 645 F.2d 404, 421–22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment.

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agreements of the Carlyle investment funds organized as limited partnerships (or limited liability companies) vest virtually all control over the funds in the Carlyle Group entities that serve as their respective general partners (or managing members). Accordingly, Carlyle Group’s general partner (or managing member) interests in the Carlyle investment funds are not investment securities under the Investment Company Act.
In certain circumstances Carlyle Group makes investments in a Carlyle fund as a limited partner (or non-managing member) or invests alongside a Carlyle fund in securities issued by the underlying portfolio companies. Carlyle Group may also, in limited circumstances, receive a carried interest in a Carlyle fund in the form of a limited partner interest. For purposes of our analysis under section 3(a)(1)(C) of the Investment Company Act, we have assumed that all of such limited partner (or non-managing member) and “side-by-side” investments, and any other limited partner (or non-managing member) interests Carlyle Group may have in its funds, are investment securities.
We have provided to the Staff under separate cover a schedule detailing as of June 30, 2011, for each of Carlyle’s significant funds (excluding one legacy fund that has already distributed substantially all investment proceeds to its investors), the values of the investments in these funds by the fund general partner/managing member, by Carlyle Group in the form of a limited partner/non-managing member interest, by Carlyle Group personnel and related persons, and by the third party investors in such funds.
Valuation Methodology
Carlyle retained Duff & Phelps, LLC to assist it in determining the values of the various assets of Carlyle Group.
In its analysis, Duff & Phelps predominantly relied on an income approach, namely a discounted cash-flow approach (“DCF”), in its assessment of the value of various cash-flow streams of Carlyle Group. A DCF provides an estimate of value by discounting the expected cash flows of an asset or security to present value at a discount rate commensurate with the timing and risk of collecting the projected cash flows and entails essentially a two-step process: (1) projecting the cash flows using assumptions either provided by management or through publicly available sources and (2) discounting the expected cash flows to present value at a

Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2-*3 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361, at *1-*2 (June 9, 1986); FCA Realty Fund, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2799, at *2 (Nov. 13, 1984). With respect to managing member interests in limited liability companies, see, e.g., Robinson v. Glynn, 349 F.3d 166, 174-75 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 163-66 (S.D.N.Y. 2001); Great Lakes Chem. Corp. v. Monsanto Co., 96 F. Supp. 2d 376, 383-94 (D. Del. 2000); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332-34 (S.D.N.Y. 1999).

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rate that reflects the time value of money and risk of collecting the expected cash flows.
In addition, Duff & Phelps utilized a market approach, namely a market multiple approach, to corroborate on a macro basis the results of the income approach. The market approach indicates the value of a business (or asset) based on prices from actual transactions of comparable companies or assets and/or by using the market value of comparable companies to estimate the value of the subject business or asset.
The above-described approaches were selected because they are well established and widely utilized methodologies for valuing businesses and assets of the type comprising Carlyle Group.
The Carlyle Group L.P. is not a Fund of Funds
An investor in the common units of The Carlyle Group L.P. owns an investment in an operating company and not in a fund of funds entity. The nature of Carlyle Group’s business, its risks, and its economics are fundamentally different than those of a fund of funds. As more fully set forth in the Registration Statement, Carlyle Group is one of the world’s largest and most diversified multi-product global alternative asset management firms, advising an array of specialized investment funds and other investment vehicles that invest across a range of industries, geographies, asset classes and investment strategies. Unlike a fund, Carlyle Group’s focus is principally on the business of managing third-party capital as compared to its own assets. Carlyle Group has more than 1,100 employees, including more than 500 investment professionals, in 34 offices across six continents. A typical fund of funds has no operating office and few or no employees. This fundamental difference in the nature of Carlyle Group’s business is reflected in the risks described in the Registration Statement, which differ significantly from the risks described in the private placement memorandum of a typical fund of funds. In addition, the value of The Carlyle Group L.P.’s common units is not simply an allocation across a number of funds, but is based on the cash flow that The Carlyle Group L.P., as an operating company, will receive. An investor’s return and value in his or her investment in the common units of The Carlyle Group L.P. is simply not the same economically as that of an investment in a fund of funds. An investor in The Carlyle Group L.P. will benefit from Carlyle Group’s receipt of management fees, fees for transaction advisory and oversight services, incentive fees and carried interests, none of which are income streams shared by investors in underlying Carlyle funds, which investors receive only their percentage interests of the actual return of the underlying funds (less the manager’s management fees and incentive fees and carried interests). As Andrew J. Donohue, former Director of the Division of Investment Management, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning initial public offerings of managers of hedge and

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private equity funds, “it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds.” [7]

6.	We note that your statement that The Carlyle Group L.P. is not an investment company under section 3(b)(1) of the Company Act. Please explain your belief in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-Voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

As discussed in greater detail below, we do not believe the position of the Securities and Exchange Commission set out in Paribas (which was subsequently cited by the Securities and Exchange Commission in Investment Company Act Release No. 15314) is applicable to The Carlyle Group L.P., and believe that The Carlyle Group L.P. is entitled to rely on section 3(b)(1) of the Investment Company Act. However, as investment securities will comprise less than 40% of the total assets of The Carlyle Group L.P. and The Carlyle Group L.P. is accordingly not an investment company under paragraph (1)(C) of section 3(a) of the Investment Company Act, it is not necessary for The Carlyle Group L.P. to rely upon section 3(b)(1) to avoid being deemed to be an “investment company” for purposes of the Investment Company Act.

As a threshold matter, we note that the language of section 3(b)(1) of the Investment Company Act does not differentiate between a financial services company and an industrial company and, specifically, does not preclude a financial services company from relying on that section. We respectfully question whether it is appropriate to impute to Congress an intent to so limit the section, particularly where the section itself has numerous specific instances where Congress differentiated the applicability of the section based on the nature of an issuer’s business.

Regardless of the appropriateness of the Commission’s position generally, we do not believe the position is applicable to The Carlyle Group L.P. The entity in question in Paribas was a bank, which was also the type of entity under consideration when Section 3(b)(1) was discussed before the Subcommittee on Banking and Currency in 1940, the legislative history upon which the Paribas position relies. An asset manager that is primarily engaged in the business of managing the assets of third parties, and the vast majority of the assets of which are not investment securities, is fundamentally different than a bank that invests

[7]	Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm

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its own assets in investment securities. Finally, we note that the potential availability of Section 3(b)(1) to entities such as The Carlyle Group L.P. was noted in the above-referenced testimony of Mr. Donohue.[8]

The Carlyle Group L.P. has determined under Section 3(b)(1) that it is primarily engaged through wholly-owned subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities. The analysis that supports this conclusion, including a discussion of the criteria that have been developed by the Commission and the courts in determining whether an issuer is engaged “primarily” in a non-investment business, is set forth above in the response to comment 5.

7.	Please explain whether the offering by The Carlyle Group L.P. should be considered an indirect offering of the Carlyle investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies

Pursuant to Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), The Carlyle Group L.P. would be engaged in the “distribution” of securities of the Carlyle investment funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one or more Carlyle investment funds and selling its common units to the public to furnish the proceeds with which to acquire additional securities of the Carlyle investment funds.

Section 48(a) of the Investment Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of section 48(a).[9] The Staff has considered that determining whether an issuer is “formed for the purpose” of investing in a private fund depends on the surrounding facts and circumstances. While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

We do not believe that the public offering of common units of The Carlyle Group

[8]	Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

[9]	American Bar Association Section of Business Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44–*47 (Apr. 22, 1999).

Securities and Exchange Commission	15	November 7, 2011
L.P. is an indirect offering of the Carlyle investment funds pursuant to Rule 140 under the Securities Act or section 48(a) of the Investment Company Act. As disclosed in the Registration Statement, Carlyle Group manages in excess of 80 funds and nearly 50 fund of fund vehicles, and far less than 40% of the value of The Carlyle Group L.P. is represented by indirect interests in any particular Carlyle investment fund.

Further, as discussed above in our response to the Staff’s comment 5, the substantial majority of Carlyle Group’s investments in the Carlyle investment funds is represented by general partner interests in the funds, which interests are not securities for the purposes of the federal securities laws, including the Securities Act and the Investment Company Act. Moreover, the largest share of Carlyle Group’s income is and will continue to be derived from the management of third-party assets in the Carlyle investment funds and not from the investment of its own capital in the funds.

Accordingly, the “chief part” of The Carlyle Group L.P.’s business is not purchasing securities of any Carlyle investment fund or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Carlyle investment fund, and The Carlyle Group L.P. was not “formed for the purpose” of investing in any Carlyle fund. Therefore, we respectfully submit that the public offering of common units of The Carlyle Group L.P. is not an indirect offering of any Carlyle investment fund.
Prospectus cover page
8.	In addition to the significant risks you include on the cover page and on page 9, please briefly note your intention to rely on the exemption from the requirement of the applicable exchange or market relating to the makeup of your nominating, corporate governance and compensation committees.

Carlyle has added additional disclosure to the front cover and page 10 of Amendment No. 1 regarding its intention to rely on the exemption from the requirement of the applicable exchange or market relating to the makeup of its nominating/corporate governance and compensation committees.
Summary, page 1
The Carlyle Group, page 1
9.	Please revise your disclosure to briefly state how you generate revenues and income. Please briefly describe each type of fee, carried interest and other source of revenue, and briefly explain what the fee is based upon, or how it is structured or calculated. As indicated in the first paragraph on page 195, please disclose that your ability to generate carried interest is a significant factor in your

Securities and Exchange Commission	16	November 7, 2011
business and has historically accounted for a significant portion of your income. While we note that disclosures about your fees are made at various points throughout the prospectus, we believe it would be helpful for investors to be provided with this information at the outset of your summary in order to better understand disclosures that follow.

Carlyle has added additional disclosure under the caption “The Carlyle Group” on page 2 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Our Business, page 2
10.	We note your presentation of total segment revenues, total ENI and total distributable earnings. Please balance these disclosures with your most directly financial measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K.

Carlyle has revised page 2 of Amendment No. 1 to include a presentation of total revenues and income before provision for income taxes, which are the measures calculated in accordance with GAAP that are most directly comparable to total segment revenues and to total ENI and total distributable earnings.
Fund of Funds Solutions, page 4
11.	We note your disclosure in the last paragraph on page 11 regarding the allocation of carried interest with respect your arrangements with the historical owners and management team of AlpInvest. Since this acquisition resulted in a substantial increase in your AUM and represents a significant percentage of your Total AUM and Fee-earning AUM, please include a cross-reference to the discussion on page 11 so that investors can immediately realize your ability to benefit from historical commitments and future investments to your fund of funds vehicles.

Carlyle has included on page 5 of Amendment No. 1 a cross reference to the discussion regarding the allocation of carried interest with respect to the historical investments of and the historical and certain future commitments to its fund of fund vehicles.

12.	In the second bulleted paragraph of your fund of funds risk factor on page 57, you indicate that AlpInvest’s management team will manage operations without any day-to-day input from Carlyle personnel. Please revise the first paragraph in your disclosure to clearly indicate that you do not currently advise or otherwise participate in the management of the AlpInvest funds. Also clarify, if true, that you have not yet begun advising separate accounts and further indicate your anticipated timeline for commencing such activity.

Securities and Exchange Commission	17	November 7, 2011
Carlyle has revised the first and third paragraphs under the caption “Fund of Funds” on page 5 of Amendment No. 1 to include additional disclosure regarding the matters identified in the Staff’s comment.

Carlyle advises the Staff that, although AlpInvest’s historical management team (who are Carlyle employees) will continue to exercise independent investment authority without involvement by other Carlyle personnel, Carlyle maintains ultimate control over AlpInvest. Carlyle revised its risk disclosure on pages 41 and 60 of Amendment No. 1 accordingly.
Demonstrated Record of Investment Performance, page 6
13.	In addition to presenting gross internal rates of return and net internal rates of return, you present realized/partially realized gross internal rate of returns. Please expand your disclosures to clarify how these rates are determined and why you believe it provides useful information in addition to the gross internal rates of return and net internal rates of return. Please address any risk associated with using these rates as an indicator of investment performance. Address this comment as it relates to your presentation of this fund performance metric within Management’s Discussion and Analysis as well.

Carlyle has enhanced its disclosure in the footnote to the Investment Performance Table on page 7 of Amendment No. 1, and in the footnotes to the applicable investment performance tables in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to address the matters identified in the Staff’s comment.

14.	We note your disclosure in the first paragraph in smaller font immediately following the investment performance chart. Please revise to restore the larger font size as this disclaimer should be prominently displayed to potential investors in your company.

Carlyle has increased the font size of the first paragraph following the investment performance table on page 7 of Amendment No. 1.
Financial Strength, page 7
15.	We note your presentation of ENI, a non-GAAP performance measure. Please balance this disclosure with your most directly financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K.

As noted above in response to the Staff’s comment 10, Carlyle has included on page 2 of Amendment No. 1 a presentation of the measures calculated in accordance with GAAP that are most directly comparable to the ENI measures presented on pages 2-3. We respectfully submit that this prior presentation

Securities and Exchange Commission	18	November 7, 2011
complies with the requirement of Item 10(e)(1)(i) of Regulation S-K that such GAAP measures be given equal or greater prominence.
Investment risks, page 9
16.	Please revise the third bullet point to further explain that the potential volatility of your revenue, income and cash flow is influenced by the following factors:
•	You receive carried interest only when investments are realized and receive a certain level of return;

•	The amount of your transaction fees;

•	Changes in the carrying values and performance of the investments of the investment funds you advise; and

•	The timing and receipt of carried interest depends on the life cycle of the carry funds.

Carlyle has revised the third bullet under the caption “Investment Risks” on page 9 of Amendment No. 1 to address the matters identified in the Staff’s comment.
17.	Please revise the second paragraph to clearly state the current status of the legislation and provide a cross-reference to the risk factor on page 31 to provide appropriate context so that investors are fully informed of the level of support the legislation received. Please also consider describing each of the significant tax-related risks you discuss in this paragraph after its own bullet point in order to better highlight and distinguish these risks.

Carlyle has revised the third (previously second) paragraph under the caption “Investment Risks” on page 10 of Amendment No. 1 in accordance with the Staff’s comment.
Organizational Structure, page 10
18.	Given the density of information disclosed in this section, please revise to provide appropriate subheadings to focus investors on key areas. For example, we note that the second paragraph on page 13 provides a brief discussion of material U.S. federal tax considerations.

Carlyle has revised its disclosure under the caption “Summary — Organizational Structure” to provide appropriate subheadings.

19.	In the diagram provided on page 12, please show the estimated percentages that TCG Carlyle Global Partners L.L.C., Carlyle Group Management L.L.C and Public Investors will each own in Carlyle Group L.P. immediately following this offering. In this regard, also disclose the percentage economic rights the Existing Owners will have in Carlyle Holdings.

Securities and Exchange Commission	19	November 7, 2011
Carlyle has revised the diagram on page 13 and page 81 of Amendment No. 1 to include placeholders for the percentages of the Carlyle Holdings partnership units that will be held by the partners of those partnerships. The diagram also makes clear that the Public Investors will have 100% of the economic rights in The Carlyle Group L.P. and includes placeholders for the percentages of limited partner voting power that will be held by the Public Investors and by TCG Carlyle Global Partners L.L.C.
The Offering, page 16
Cash Distribution Policy, page 17
20.	Where you discuss quarterly and annual distributions that you will cause Carlyle Holdings to make, please clarify, if true, that these distributions will be made to the limited partners as well as The Carlyle Group L.P.

Carlyle respectfully advises the Staff that the following sentence is included on the third paragraph under the caption “The Offering — Cash distribution policy” on page 18 of Amendment No. 1: “If Carlyle Holdings makes such distributions, the limited partners of Carlyle Holdings will be entitled to receive equivalent distributions pro rata based on their partnership interests in Carlyle Holdings.”

21.	Where you discuss the tax distributions to partners of Carlyle Holdings partnerships, please clarify, whether distributions from the partnerships to your subsidiaries are required to be passed along to holders of common units. We note your disclosure elsewhere that while you intend to make annual distributions in an amount sufficient to cover anticipated taxes, it is possible that tax liabilities will exceed the cash distributions that holders of common units receive from you.

Carlyle has revised its disclosure on page 19 of Amendment No. 1 to clarify that The Carlyle Group L.P. is not required to distribute to its common unitholders any of the cash that its wholly-owned subsidiaries may receive as a result of tax distributions by the Carlyle Holdings partnerships.
Exchange rights of holders of Carlyle Holdings partnership units, page 18
22.	Please revise to disclose that investors in common units will experience immediate dilution of their common units as a result of the exchange and provide a cross-reference to the risk factor on page 70

Carlyle has revised its disclosure on page 20 of Amendment No. 1 to address the matter identified in the Staff’s comment and to provide a cross reference to the risk factor.

Securities and Exchange Commission	20	November 7, 2011
23.	We assume that exchanges of Carlyle Holdings partnership units reduce the number of votes that TCG Carlyle Global Partners L.L.C. is entitled to vote as the holder of the special voting unit. If true, please describe this in this section.

Carlyle has included additional disclosure under the caption “The Offering — Exchange rights of holders of Carlyle Holdings partnership units” on page 19 of Amendment No. 1 clarifying that as the number of Carlyle Holdings partnership units held by the limited partners of the Carlyle Holdings partnerships declines, the number of votes to which TCG Carlyle Global Partners L.L.C. is entitled as a result of its ownership of the special voting unit will be correspondingly reduced.
Risk Factors, page 24
Risks Related to Our Company, page 24
Adverse economic and market conditions could negatively impact our business . . . page 24
24.	Please revise your disclosure in the second paragraph here or in the next risk factor to also address how the recent speculation regarding the potential inability of European countries to pay their national debt may impact your ability to secure debt financing. We note your disclosure in the last sentence of the third paragraph on page 97.

Carlyle has revised page 26 of Amendment No. 1 to include additional disclosure regarding the matter identified in the Staff’s comment.
Changes in the debt financing markets could negative impact the ability of certain . . . , page 25
25.	If you are aware that any of your portfolio companies, or group of portfolio companies, are unable to repay or refinance debt, and if this may have a material impact on your financial condition, results of operations or liquidity, or that of any segment, please discuss this, providing quantifying information where available, in MD&A.

Carlyle advises the Staff that it is not aware of any portfolio companies, or group of portfolio companies, that are unable to repay or refinance debt which would cause a material impact on Carlyle’s financial condition, results of operations, liquidity, or that of any segment.
Regulatory changes in the United States could adversely affect our business . . . , page 34
26.	We note your disclosure in the second bulleted paragraph. If any bank holding companies, insured depositary institutions or other entities subject to the

Securities and Exchange Commission	21	November 7, 2011
“Volcker Rule” are invested in your funds to a material extent, please revise your disclosure here to explain your exposure in this regard.

Carlyle respectfully advises the Staff that as of June 30, 2011, bank holding companies, insured depository institutions and their subsidiaries and affiliates did not represent a material portion of our total active carry fund commitments, and did not represent a material portion of the AUM of our other investment funds.

In addition, a number of our investors include foreign banks with a U.S. branch, agency or U.S. commercial lending subsidiary. At this time, Carlyle believes that these entities will have the flexibility to continue to invest in Carlyle funds consistent with the restrictions enumerated in the regulations proposed by the Federal Reserve and other financial regulators on October 11, 2011.
We may need to pay “giveback” obligations if and when they are triggered . . . , page 52
27.	We note your disclosure here and in the last paragraph on page 101 that realized carried interest may be clawed-back if the fund’s investment values decline below certain levels. Given that any distributions to common unit holders will be made on a quarterly basis and the fact that carried interest is determined on a deal-by-deal basis, please disclose how the giveback obligation will impact prior cash distributions made to common unit holders. If you will seek recovery of all or a portion of those cash distributions, please state so. Please also revise your disclosure in the Cash Distribution Policy section on page 87 accordingly.

Carlyle advises the Staff that the provisions of the partnership agreement of The Carlyle Group L.P. will not permit Carlyle to claw back prior distributions made to its common unitholders, and Carlyle has no intention of seeking such recovery.

28.	Please disclose the amount of accrued giveback obligations as of June 30, 2011, as disclosed in the last paragraph on page 145. Please also disclose the estimated amount of cash you intend to reserve for repayment of any giveback obligations. Please also consider whether your intent in this regard impacts your Use of Proceeds disclosure on page 86.

Carlyle has revised pages 54-55 of Amendment No. 1 to disclose the amount of accrued giveback obligations recorded as of June 30, 2011 and to discuss its intent regarding reserves.
We may hold or acquire certain investments through an entity . . . , page 76
29.	Please revise your disclosure to provide more specific disclosure regarding the adverse U.S. tax consequences to U.S. holders of common units who indirectly own an interest in a PFIC or CFC, or include a cross reference to a more complete discussion elsewhere in the prospectus.

Securities and Exchange Commission	22	November 7, 2011
Carlyle has revised page 78 of Amendment No. 1 to include a cross reference to the more complete discussion regarding the U.S. tax consequences to U.S. holders of common units who indirectly own an interest in a PFIC or CFC.
Organizational Structure, page 78
Reorganization, page 82
30.	Please revise the second paragraph to briefly state why you are making one or more cash distributions to the owners of the Parent Entities prior to the date of the offering.

Carlyle has revised page 84 of Amendment No. 1 to discuss the rationale for the cash distributions to the owners of the Parent Entities prior to the date of the offering.
Holding Partnership Structure, page 84
31.	Please ensure that you avoid unnecessarily vague references here and throughout your disclosures. For example, in the penultimate paragraph of this section, you refer to “certain wholly-owned subsidiaries of The Carlyle Group L.P.” that must pay taxes, rather than refer to the affected subsidiaries by name. Please revise this paragraph and other disclosures to simplify and clarify disclosures where possible.

Carlyle acknowledges the Staff’s comment and advises the Staff that, at this time, the only wholly-owned subsidiary of The Carlyle Group L.P. that is expected to be required to pay entity-level taxes is Carlyle Holdings I GP Inc., although one or more additional existing or future wholly-owned subsidiaries of The Carlyle Group L.P. could also be required to pay entity-level taxes in the future.

Carlyle has revised Amendment No. 1 on page 87 and elsewhere throughout accordingly.
Use of Proceeds, page 86
32.	Please revise the second paragraph to state the interest rate maturity date of the indebtedness. To the extent that any of the borrowings you are repaying were incurred within a year, please ensure that you describe their purpose. See Instruction 4 to Item 504 of Regulation S-K.

Carlyle advises the Staff that Carlyle has not yet identified the borrowings that it will repay with the proceeds of the offering. Carlyle advises the Staff that it will include the required information in a subsequent pre-effective amendment once such borrowings have been identified. Carlyle understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	23	November 7, 2011
33.	We note that you intend to use a portion of the proceeds to fund acquisitions and strategic investments. Please revise to comply with Instructions 5 and 6 to Item 504 of Regulation S-K or otherwise advise us accordingly.

Carlyle advises the Staff that Carlyle has not identified specific assets or acquisitions to be funded with proceeds of the offering. Carlyle has revised pages 17 and 89 of Amendment No. 1 to disclose the nature of the acquisitions that may be sought and confirms that it will revise its disclosure in a subsequent pre-effective amendment if and when any such specific assets or acquisitions have been identified to include the information required by Item 504 of Regulation S-K. Carlyle understands that the Staff requires a reasonable amount of time for review.
Cash distribution policy, page 87
34.	Please revise the last paragraph on page 88 to provide the frequency and amount of cash distributions for the two most recent fiscal years. See Item 201(c) of Regulation S-K.

Carlyle has revised page 91 of Amendment No. 1 to disclose the amount of cash distributions for fiscal year 2010.
Management’s Discussion and Analysis, page 95
Trends Affecting our Business, page 96
35.	Please revise the second bulleted paragraph to identify the segments particularly impacted during the 2008 and 2009 economic downturn. In this regard, we note your disclosure in the second paragraph of the risk factor on page 24. Please also indicate whether you believe the volatility in August 2011 impacted certain segments more than others, and if so, please identify them.

Carlyle has revised the second bulleted paragraph under the caption “— Trends Affecting our Business” on pages 99-100 of Amendment No. 1 to identify the segments particularly impacted during the 2008 and 2009 economic downturn, as well as the segments particularly impacted by the volatility in August 2011.
Key Financial Measures, page 100
Revenues, page 100
36.	To the extent materially different, describe and quantify the ranges of management fees and performance fee terms by segment. Please also disclose the specific terms of any individual management or performance fee arrangement that is material to an understanding of historical or future results of operations or cash flows. Terms should be disclosed in enough detail to allow a reader to have

Securities and Exchange Commission	24	November 7, 2011
a reasonable understanding of the impact such arrangements had or may have on results of operations and cash flows, on a consolidated and segment basis.

Carlyle has added additional disclosure on pages 104 — 107 of Amendment No. 1 to address the matters identified by the Staff. Carlyle advises the Staff that the specific terms for management fees and performance fees for Carlyle’s closed-end carry funds do not vary materially between segments. In addition please refer to the management fee effective rates provided on pages 131, 142 and 152. Carlyle also advises the Staff that it has enhanced its disclosure throughout MD&A to add disclosure regarding individual funds contributing greater than 10% of total management fees or performance fees.

37.	Please provide a discussion about the recognition of management fees and performance fees to address the following:
•	The measurement periods for fees (monthly, quarterly, annual);

•	When amounts are paid;

•	The types of situations which require repayment of amounts received;

•	The amount of performance fees recognized, but still subject to giveback;

•	The amount of performance fees recognized, but still subject to giveback, that have been distributed;

•	The amount or performance fees reversed each period presented on a consolidated basis as well as by segment.

•	The amounts of performance fees distributed. Quantify amounts held in segregated and/or collateralized accounts.

•	The total amount of any deferred performance fees (presumably subject to giveback). Separately quantify distributed and undistributed performance fees.

•	Quantify the existence of any material “high water marks” whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark.
If any individual fund had a material impact on segment management or performance fees for any period presented, or if any individual investment fund makes up a material amount of segment AUM for any period presented, the above information should also be provided for that individual fund.

Carlyle has added additional disclosure on pages 104 — 107 of Amendment No. 1 to address the matters identified by the Staff. Carlyle supplementally advises the Staff that:
•	The amounts of realized performance fees have historically closely approximated the amounts distributed. Amounts held back for reserves are generally held in related but unconsolidated entities. Carlyle has separately

Securities and Exchange Commission	25	November 7, 2011
disclosed under the caption “Cash Distribution Policy” its expectations with respect to distributions following completion of this offering.

•	No performance fees have been deferred as Carlyle recognizes such fees based on the amount that would be due pursuant to the relevant fund partnership agreements at each period end as if the funds were terminated at that date.

•	Carlyle has separately disclosed funds contributing greater than 10% of management fees and performance fees (please refer to the response to comment 62). In most of its funds, Carlyle is generally precluded from investing 20% of the fund into a single investment and it is unusual that a single investment will constitute more than 10% of the funds’ total committed capital. In addition, Carlyle has also added sensitivity disclosure with respect to performance fees of its investment funds on a segment basis on page 174 of Amendment No. 1.

•	Given Carlyle’s diversification of funds, and the investment diversification within each fund, it is rare that a single investment will contribute greater than 10% of its total performance fees. However, Carlyle’s investment in China Pacific Insurance (Group) Co. Ltd. has contributed greater than 10% of total performance fees in certain periods and Carlyle has reflected this in its disclosure accordingly.

•	As of June 30, 2011, Carlyle has no material high water marks whereby Carlyle will not earn incentive fees even if the fund has positive returns. Two small funds managed by ESG are in such a situation, but they account for less than $200 million of net assets and are not material to the segment or to Carlyle’s consolidated results.
Non-GAAP Financial Measures — Economic Net Income, page 105
38.	Clarify what you mean by the term “value creation.”

Carlyle has revised its disclosure on page 109 of Amendment No. 1 to eliminate the use of the term “value creation.”
Assets Under Management, page 105
39.	On page 106, you state that total AUM tends to be a better measure of investment and fundraising performance as it reflects assets at fair value plus available uncalled capital. In this regard, please tell us what consideration you gave to presenting rollforwards for and discussing total AUM in addition to fee-earning AUM.

Carlyle has revised its disclosures under the caption “—Assets under Management” on page 113 Amendment No. 1 to include total AUM rollforwards and has also included segment AUM rollforwards under the caption “—Segment Analysis.”

Securities and Exchange Commission	26	November 7, 2011
40.	Please revise your rollforwards of fee-earning AUM to separately present and discuss each significant component, including the following:
•	Changes due to market appreciation/(depreciation);

•	Changes due to redemptions;

•	Changes in capital commitments; and

•	Changes in the collateral balances in CLOs.
Ensure you provide footnotes to the rollforwards to clearly explain the components of each line item and to clarify the interplay of the Available Capital, End of Period and Limited Partner Capital Deployed with your fee-earning AUM.

Carlyle has modified its fee-earning AUM rollforwards on page 111 of Amendment No. 1 and its fee-earning AUM rollforwards for each segment under the caption “—Segment Analysis” to address the matters identified by the Staff.

41.	Please provide a reasonably detailed discussion accompanying each of your rollforwards of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your rollforward for each period presented on a consolidated basis as well as by segment, including market appreciation/(depreciation). Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

Carlyle has enhanced its disclosures throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Amendment No. 1 regarding changes in fee-earning and total AUM to address the matters identified by the Staff.

42.	As part of your discussion of your fee-earning AUM, please provide readers with a meaningful understanding of the performance of each of your significant funds by type. For each significant fund impacting fee-earning AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Carlyle advises the Staff that for its Corporate Private Equity and Real Asset segments, as well as its carry funds and CLOs in its Global Market Strategies

Securities and Exchange Commission	27	November 7, 2011
segment, fund performance does not materially impact fee-earning AUM. Carlyle’s carry funds in these segments as well as its CLOs are closed-end vehicles and accordingly are not subject to additional subscriptions and redemptions after their effective launch. Since fee-earning AUM based on invested capital is not fair value based, it can only decrease as investments are exited. Only fee-earning AUM based on net asset value ($4,908 million as of June 30, 2011) and fee-earning AUM based on other ($806 million as of June 30, 2011) is potentially impacted by performance.

Carlyle believes its modified disclosure of fee-earning AUM and the total AUM rollforward and related discussion on pages 111 and 113 of Amendment No. 1 provides a meaningful discussion of the underlying fee drivers. Additionally, within “—Segment Analysis” Carlyle provides disclosure of fund performance and within “Business”, Carlyle provides a discussion of the investment strategy and industry focus of its investment funds.

43.	Please clarify how the amounts described in (a) through (e) under the Fee-earning Assets under Management heading on page 106 correspond to the amounts presented in the table detailing the components of fee-earning AUM at the top of page 107. This can be done by cross-referencing the descriptions on page 106 with the amounts on page 107. Please also clarify why the fee-earning AUM based on capital commitments would be significantly more than available capital presented in the table at the bottom of page 107. For example, fee-earning AUM based on capital commitments as of June 30, 2011 was $42,507 compared to available capital of $25,261 as of June 30, 2011.

Carlyle advises the Staff that fee-earning AUM based on capital commitments is different than available capital. Fee-earning AUM based on capital commitments represents total limited partner capital commitments for carry funds that remain in the investment period. For such funds in the investment period, total committed capital is the basis upon which management fees are called regardless of how much capital has been invested to date. Accordingly, during the investment period fee-earning AUM based on capital commitments would include available capital of limited partners plus capital which has otherwise been invested or called. This is different than available capital, which is a component of total AUM but is not a basis upon which fees are earned and therefore not a separate component of fee-earning AUM. Available capital or dry powder represents all capital available to be called by its carry funds for investments.

Carlyle has modified its disclosure in the footnotes to the fee-earning AUM rollforwards on page 111 of Amendment No. 1 and in the footnotes to the fee-earning AUM rollforwards for each segment under the caption “—Segment Analysis” to clarify.

44.	Please disclose the extent of any significant changes in fee-earning AUM or total AUM subsequent to June 30, 2011. Quantify the portion of the change that was

Securities and Exchange Commission	28	November 7, 2011
attributable to performance as opposed to redemptions/investments. Disclose which investment types, segments, or individual investments were most significantly impacted. For any such significant changes, please disclose and quantify the impact on future results of operations and cash flows.

Carlyle has added additional disclosure on page 114 of Amendment No. 1 regarding the significant changes in fee-earning AUM and total AUM since June 30, 2011.

45.	Please disclose the weighted average AUM balance during each period presented.

Carlyle respectfully advises the Staff it believes that the effective management fee rate for the period is a more relevant metric to the reader than the weighted-average AUM during the respective period. The weighted-average AUM during the period is generally not relevant as management fees are not based on weighted average AUM but rather AUM as of the respective call date, which is typically semi-annually (January 1 and July 1). Please refer to the response to comment 64.
Combined and Consolidated Results of Operations, page 108
General
46.	You indicate in the headnote to your Selected Financial Data on page 92 that the consolidated funds are not the same entities in all periods shown due to changes in U.S. GAAP, changes in fund terms and the creation and termination of funds. Please highlight any significant changes in your disclosures and correspondingly address the impact on your results of operations for each period presented.

Carlyle has included additional disclosure on page 114 of Amendment No. 1 and has revised its disclosure in the Selected Historical Financial Data table on page 97 of Amendment No. 1 to include a footnote to highlight the significant changes in the funds Carlyle consolidates and the impact on its results of operations for each period presented resulting from these changes.

48.	To the extent material to an understanding of your consolidated or segment results of operations, provide the following expanded disclosures:
•	Discuss and quantify the management fees earned by an individual investment fund. It may also be necessary to provide a detailed discussion of the funds’ underlying investments to fully explain;

•	Discuss if and how changes in the investment strategies of your assets under management have impacted your results;

•	Discuss if and how changes in the investment concentrations of your assets under management have impacted your results;

Securities and Exchange Commission	29	November 7, 2011
•	Quantify performance fees earned by type individual investment fund. Discuss any increase/decrease in fees due to meeting performance targets and/or realization events from period to period. Discuss and quantify any reversals of incentive/performance fees during the period. Discuss and quantify any other factors affecting incentive/performance fees. It may also be necessary to provide a detailed discussion of the funds’ underlying investments to fully explain;

•	Discuss the reasonable likelihood of attaining specific thresholds in future periods to earn performance fees for any individual fund(s), if the realization or non-realization of such could have a material impact on the future results of operations. The timing and probability of future realization events should be discussed;

•	Discuss and analyze the potential of material give-backs by segment or individual fund; and

•	Discuss any trends that will materially affect future results of operations should be discussed in an appropriately balanced manner, such that readers can have an understanding of the probable future impact of the performance and activity by segment or any individual investment fund.
Carlyle respectfully advises the Staff that it believes in most instances, the performance of individual investment funds will not be material to an understanding of its results of operations. As disclosed on page 1 of Amendment No. 1, Carlyle’s approximately $153 billion of AUM is spread across 86 funds and 49 fund of funds vehicles and related co-investment vehicles. These funds pursue a wide array of investments across industries, asset classes and geographies. Moreover, the partnership agreements which govern Carlyle’s investment funds preclude investment concentration. Carlyle believes this diversity enhances the stability of its distributable earnings and management fee streams, reduces the volatility of its carried interest and performance fees and decreases its exposure to a negative event associated with any specific fund, investment or vintage. As described in further detail below, however, Carlyle has provided and will provide fund- and investment-level disclosures in those instances where such disclosures are material to an understanding of its consolidated or segment results of operations.

Carlyle advises the Staff that it has provided additional disclosure of the amount of management fees earned from a fund when such amounts exceed 10% of its total management fees. Carlyle has also provided further discussion of effective management fee rates by period and the related drivers of such rates.

Carlyle does not believe that changes in investment strategy or concentration are ordinarily material drivers of its performance. However, as Carlyle launches new funds and/or businesses, those changes may be relevant to an understanding of its performance. Carlyle has included disclosures regarding these “developments” in its AUM rollforwards as well as in its discussion in the Business section.

Securities and Exchange Commission	30	November 7, 2011
Carlyle has also provided additional disclosure for those funds which had a material impact on performance fees. Consistent with the approach discussed in the response to the Staff’s comment 62, Carlyle has commented on specific funds in instances where the performance fees of a fund represented more than 10% of Carlyle’s total performance fees for the periods presented. Individual investments are generally not significant to Carlyle’s overall results due to its diversity of funds and fund concentration limits. However, Carlyle will also discuss individual investments when changes in their value are significant to its operating results as Carlyle has done with China Pacific Insurance (Group) Co. Ltd. in Carlyle Asia Partners L.P. Carlyle has also added sensitivity disclosure with respect to the performance fees of its investment funds on a segment basis on page 174 of Amendment No. 1.
Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010
49.	Please separately disclose and discuss the amount of transaction and portfolio advisory fees.

Carlyle has revised its disclosure on pages 115, 118 and 121 of Amendment No. 1 to include the total amount of transaction and portfolio advisory fee revenues for each period presented alongside the corresponding discussion of the changes in such amounts.
Compensation and Benefits, page 110
50.	You discuss pro forma performance related compensation expense, which includes compensation and carried interest allocated to your senior professionals, as a percentage of performance fees. Please avoid using the term pro forma as it does not appear that the amount presented includes all the adjustments identified in your pro forma financial statements.

Carlyle has revised page 116 of Amendment No. 1 and elsewhere throughout the filing to eliminate the use of the term pro forma in this context.

51.	Given that compensation and benefits appears to be your most significant expense, please expand your discussion to also discuss changes in total compensation and benefits expense as a percentage of revenues. Please provide this discussion at both a consolidated and segment level.

Carlyle has enhanced its disclosures on pages 116, 119, and 122 of Amendment No. 1 to discuss the changes in compensation and benefits expense as a percentage of revenues at a consolidated and segment level for all periods presented.

Securities and Exchange Commission	31	November 7, 2011
Interest and Other Income of Consolidated Funds, page 112
Interest and Other Expenses of Consolidated Funds, page 13
52.	Expand your disclosures to fully explain the nature of the underlying income and expenses related to your CLOs.

Carlyle has added additional disclosure on pages 115-121 of Amendment No. 1 to address the matters identified by the Staff.
Net Investment Gains (Losses), page 113
53.	Your consolidated income (loss) before provision for income taxes appears to be materially impacted by the net investment gains (losses) of consolidated funds for most periods presented. For example, we note based on the disclosures provided on page F-32 that you recorded a $752.4 million loss from the liabilities of CLOs. In this regard, please provide a comprehensive discussion and analysis of the investment activities generating these amounts for each period presented to allow investors to understand the material factors affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results. In this regard, also discuss the gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be necessary to provide a detailed discussion of the funds and/or the funds’ underlying investments to fully analyze the components of this line item. Refer to Item 303(A)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

Carlyle acknowledges the Staff’s comment and referenced guidance. Under US GAAP, Carlyle is required to consolidate certain of its managed CLOs because they are variable interest entities and Carlyle has determined it is the primary beneficiary. However, Carlyle’s economic interest in the CLOs is primarily derived from the management fees Carlyle earns. Substantially all of the net investment gains (losses) from the CLOs are attributable to the limited investors and allocated to non-controlling interests. As such, the effect of net investment gains (losses) from the consolidated CLOs on the earnings attributable to Carlyle Group is insignificant. Furthermore, the assets of the CLOs are not available to fund obligations of the firm and the liabilities of the CLOs only have recourse to the assets of the CLOs. Carlyle respectfully advises the Staff that it has considered these factors in assessing the appropriate prominence to be given to discussion regarding the impact of the CLOs. Carlyle notes, however, that it has enhanced its disclosure regarding the impact of the CLO investments throughout its discussion regarding its consolidated results.

54.	For each period presented, please expand your disclosures to discuss net (income) loss attributable to non-controlling interests in consolidated entities to provide the investors with a better understanding of the underlying reasons for

Securities and Exchange Commission	32	November 7, 2011
changes in this line item from period to period, including further discussion for the underlying reasons for changes in the net earnings/losses of your consolidated funds. In this regard we note that for the six months ended June 30, 2011 net (income) loss attributable to non-controlling interests in consolidated entities was a $191 million loss compared to income of $410.1 million for the six months ended June 30, 2010. We also noted that there was a significant increase in redeemable non-controlling interests from $694 million at December 31, 2010 to $1.01 billion at June 30, 2011. Please also discuss this amount as a percentage of total net income. Ensure your disclosure identifies the nature of each non-controlling interest for each period presented and, to the extent necessary, how such amounts are calculated.

Carlyle has enhanced its disclosure on pages 118 and 122 of Amendment No. 1 to address the matters identified by the Staff.
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009, page 111
55.	Please address the above comments related to your results of operations discussion for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 in your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Carlyle has revised its disclosures under the captions “—Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009” and “—Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008” where appropriate to address the Staff’s comments 49 — 54.

56.	Given the loss on CCC liquidation represented approximately 29% of your income (loss) before provision for income taxes, please provide additional background disclosures regarding the liquidation, including the terms of the liquidation and what the loss amount represents.

Carlyle has added additional disclosure on page 122 of Amendment No. 1 to address the matters identified by the Staff.
Non-GAAP Financial Measures, page 115
57.	Your disclosure indicates that the table you present sets forth information in the format used by management when making resource deployment decisions and assessing performance of your segments. Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm states that presenting full non-GAAP income statements may attach undue prominence to non-GAAP financial information. In this regard, we note that the level of detail in this table may be considered to be similar to the form and content of your full

Securities and Exchange Commission	33	November 7, 2011
GAAP statement of operations. Please address the meaningfulness and appropriateness of this presentation.

Carlyle has enhanced its disclosure on pages 109-110 of Amendment No. 1 regarding the meaningfulness of these non-GAAP financial measures to investors. Carlyle respectfully advises the Staff that it considered the guidance in Compliance and Disclosures Interpretation 102.10 when developing this table. Carlyle does not believe that this presentation has placed undue prominence on this non-GAAP information. This table is placed in the document following the discussion of Carlyle’s results of operations which are presented on a GAAP basis. Furthermore, this table does not include all of the components of our income statement (e.g., the provision for income taxes, loss associated with early extinguishment of debt and other non-operating expenses) and is therefore, not a full non-GAAP income statement.

Carlyle believes that the level of detail it has provided in this table provides investors with meaningful insights into the information management uses in making resource deployment and compensation decisions and assessing the performance of Carlyle’s four reportable segments.

58.	On page 105, you have identified Economic Net Income, Distributable Earnings, and Fee Related Earnings from Operations as Non-GAAP Financial Measures. Please reconcile Distributable Earnings and Fee Related Earnings from Operations to the most comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. In this regard, we note you reconcile economic net income to fee related earnings and fee related earnings to distributable earnings.

Carlyle has revised its disclosure preceding the table on page 125 of Amendment No. 1 to expressly state that income (loss) before provision for income taxes is the GAAP financial measure most directly comparable to each of the non-GAAP measures presented: economic net income, distributable earnings and fee related earnings. In addition, Carlyle has enhanced its disclosure to clarify that the table that follows this discussion reconciles income (loss) before provision for income taxes to economic net income, to fee related earnings and to distributable earnings.

Carlyle respectfully advises the Staff that it believes the reconciliation provided on page 125 of Amendment No. 1 satisfies in a clear and concise manner, the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Income (loss) before provision for income taxes is first reconciled to economic net income. Rather than repeating all of the same reconciling items, economic net income is then reconciled to fee related earnings, which in turn is reconciled to distributable earnings.

Securities and Exchange Commission	34	November 7, 2011
59.	Please re-label the line item “pro forma partner compensation” within your reconciliation of income (loss) before provision for taxes to economic net income to better indicate what this adjustment represents. In this regard, and based on footnote (1) this amount does not appear to be the pro forma partner compensation as presented in your pro forma financial statements but rather your historical compensation and carried interest allocated to your investment professionals that was accounted for equity distributions.

Carlyle has re-labled the line item previously entitled “pro forma partner compensation” as “Partner compensation.”
Segment Analysis, page 118
Corporate Private Equity, page 119
60.	Separately discuss material line item presented in your results of operations for your Corporate Private equity segment. In this regard, we note you first discuss Economic Net Income, Distributable Earnings and Fee Related Earnings before presenting a discussion of each line item which impacts such amounts. Please consider revising your presentation to provide your segment results of operations discussion that begins with a discussion and analysis of fund level fee revenues and the underlying components of such revenues. Similarly, you should separately discuss performance fees and its underlying components. In a similar fashion, segment expenses and their underlying components should then be discussed. Address this comment as it relates to your other segment discussions as well.

Carlyle has revised its disclosure under the caption “—Corporate Private Equity” on pages 127-130 of Amendment No. 1 such that it now begins with a discussion and analysis of fund level fee revenues and their underlying components, followed by a discussion of performance fees and their underlying components and then segment expenses and their underlying components.

Carlyle has also revised its disclosures regarding its other segments to conform to this revised presentation.

61.	Please expand your discussion and analysis of your total performance fees each period presented to provide investors with a more comprehensive explanation of the underlying investments in the portfolios of Carlyle Partners IV, L.P., Carlyle Partners V, L.P., and Asia Buyout in addition to any other funds materially impacting your net performance fees or that you expect to materially impact your net performance fees in the near future. To the extent that a reduction in the amount of performance fees created in a fund has occurred during any of the periods presented, please disclose this fact along with the underlying reasons. Further, to the extent that a material difference has occurred between the amount of performance fees created and the actual performance fees received by the fund, please disclose this fact along with the underlying reasons for the differences. For

Securities and Exchange Commission	35	November 7, 2011
example, your disclosures on page F-27, state that approximately 31% of your accrued performance fees at December 31, 2010 and 79% of accrued performance fees at December 31, 2009 are related to an investment in a publicly-traded foreign company by a corporate private equity fund and related external co-investments. Performance fees from this investment were gains of $9.7 million for the year ended December 31, 2010, gains of $525.5 million for the year ended December 31, 2009, and losses of $391.4 million for the year ended December 31, 2008, or approximately 1% of total performance fees for the year ended December 31, 2010, 106% of total performance fees for the year ended December 31, 2009, and 44% of total performance fees for the year ended December 31, 2008. Given that it appears that this fund has significantly impacted both your accrued performance fees and performance fees recorded each period, please provide a discussion regarding this fund and in a similar manner identify the fund.

Carlyle refers the Staff to the response to comment 62.

Performance fees reflect revenue from carried interest from carry funds and incentive fees from hedge funds. In Carlyle’s discussion of Key Financial Measures on pages 105 — 107 and elsewhere in Amendment No. 1, Carlyle discloses that performance fees are recognized by Carlyle upon appreciation of the valuation of its funds’ investments above certain return hurdles and are based upon the amount that would be due Carlyle at each reporting date if the funds were liquidated at their then current fair values. Accordingly, performance fees are generally recognized in advance of realizing cash. Carlyle separately discloses realized and unrealized performance fees to show the cash impact on performance fees. Negative realized performance fees would generally result from the actual payment of a clawback obligation and therefore occurs rarely; whereas negative unrealized performance fees can occur from realization of the previously unrealized balance, a decrease in valuation or valuations not increasing at a rate to keep pace with the hurdle rate.

Carlyle has provided additional disclosures throughout its discussion of its results of operations regarding funds that have materially impacted total performance fees, including reversals of previously accrued performance fees. Consistent with the approach discussed in the response to the Staff’s comment 62, Carlyle will comment on specific funds in instances where at least 10% of total performance fees for the periods presented is attributable to such funds. In addition, Carlyle refers the Staff to its enhanced disclosure in response to comment 36, which specifically addresses Carlyle Partners IV, L.P., Carlyle Partners V, L.P. and Carlyle Asia Partners L.P., including the investment in China Pacific Insurance (Group) Co. Ltd. (which is also referenced on F-27 and related revisions thereto).

Securities and Exchange Commission	36	November 7, 2011
During the periods presented, no individual investment has materially impacted Carlyle’s consolidated results, other than the investment in China Pacific Insurance (Group) Co. Ltd.

62.	We note that you have identified significant investment funds for each segment. For those funds which materially impacted your segment revenues and economic net income (loss) for each period presented, please provide the following disclosures:
•	A description of the underlying fund investment(s). For example, identification of the actual underlying equity investment (name of company(s)), or type of investments if no underlying investment is material to the fund;

•	A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;

•	A discussion of the results of operations and fair value of the underlying investments, or individual investments material to an understanding of the fund performance.
Carlyle concurs with the Staff’s observation that additional disclosure is required for those funds “which materially impacted its segment revenues and economic net income.” In determining the appropriate financial statement disclosures for those funds that materially impact Carlyle’s results, Carlyle is guided by the disclosure framework that currently exists for significant customers. Specific disclosures have been included in the notes to its consolidated financial statements regarding concentrations and instances where total revenues recorded from a single investment fund exceeds 10% of total consolidated revenues for the periods presented.

In determining the appropriate disclosures in its Management Discussion and Analysis section related to its investment funds, Carlyle is also guided by the disclosure framework for significant customers. Carlyle recognizes that there may be instances where a discussion of fund performance may be necessary when commenting on revenues and ENI for the periods presented. Carlyle has commented on specific funds in instances where the performance fees of a fund represented more than 10% of Carlyle’s total performance fees for the periods presented. Carlyle has also added a table which discloses the impact of a change in fair value of 10% on our performance fee revenue for each segment.

In addition, Carlyle will continue to consider the need to provide additional disclosure related to other funds (e.g., those not meeting the quantitative thresholds identified above) that collectively or individually have an impact on its performance.

Securities and Exchange Commission	37	November 7, 2011
63.	Please discuss and quantify any increase/decrease in fees due to changes in fee-earning AUM balances from period to period as well as any other factors affecting management fees. In this regard, fund management fees decreased from $271.3 million for the six months ended June 30, 2010 to $259.6 million for the six months ended June 30, 2011 for the corporate private equity segment. You state that the decrease reflects lower fees from your third European buyout fund as well as the natural decrease in management fees that occurs on funds outside of their investment period as they sell investments. Funds during their investment period earn management fees based upon committed capital whereas funds outside of their investment period earn management fees based upon remaining invested capital. Please quantify each of these factors. Please further disclose how this decrease correlates to the Fee-Earning AUM amounts you present. Given that there was a slight increase in your fee-Earning AUM from June 30, 2010 to June 30, 2011, please disclose why there is a net decrease in management fees.

Carlyle has enhanced its disclosures regarding changes in fees due to changes in fee-earning and total AUM on pages 111 and 113 of Amendment No. 1 and under the caption “—Segment Analysis” to address the matters identified by the Staff.

64.	Please disclose and analyze the average percentage of management fees earned for each segment during each period presented with an explanation of any significant changes.

Carlyle has added additional disclosure on pages 131, 142 and 152 of Amendment No. 1 regarding the weighted average management fees for each segment.

65.	In addition to your current presentation of inception to June 30, 2011 internal rate of returns, please tell us what consideration you gave to presenting and discussing the internal rate of returns for each period presented. It appears that this would provide additional meaningful information regarding your revenues recorded each period.

In order to provide investors with what it believes is the most meaningful information to them, Carlyle has presented periodic performance information for its open-ended investment funds and inception to date performance information for its closed-end carry funds. Carlyle respectfully advises the Staff that closed-end carry funds are not typically evaluated based upon annual or interim internal rates of return, but rather investors evaluate such funds based upon their inception to date returns, and Carlyle believes that inception to date internal rates of return are a more useful indicator of investment performance for its closed-end carry funds. However, as noted above, the impact of the performance of Carlyle’s closed-end carry funds during the periods presented is reflected in its discussion of its performance fees for such periods.

Securities and Exchange Commission	38	November 7, 2011
66.	Please ensure that you discuss each of the significant components of performance fee revenue recorded for each period presented. For example, in your discussion of Corporate Private Equity’s net performance fees for the year ended December 31, 2010 compared to the year ended December 31, 2009, you discuss performance fees recorded for Carlyle Partners IV LP which represented approximately 53% of the performance fee revenues for this business segment. Please discuss any other significant components of the remaining 47% of performance fee revenue recorded during the period. Please also identify the specific funds so that a reader can determine which of the funds included in your tables the performance fees relate to. In a similar manner, you should discuss the specific funds for which you reversed performance fees during each period presented.

Carlyle refers the Staff to its enhanced fund-specific disclosures regarding performance fees throughout its discussion of its results of operations, as well as to the additional tabular disclosure of segment performance fees and fair value sensitivity on pages 174 of Amendment No. 1.
Real Assets, page 126
Global Market Strategies, page 133
67.	To the extent applicable, please address the above comments related to your Corporate Private Equity segment to your Real Assets and Global Market Strategies segment disclosures.

Carlyle advises the Staff that it has, to the extent applicable, added additional disclosure to address the above comments with respect to its other segments.
Fund Performance Metrics, page 137
68.	Please disclose how you determined which funds in your Global Market Strategies Funds segment to include in the tables.

Carlyle advises the Staff that consistent with the presentation of fund performance information for its other segments, Carlyle has presented performance information for specific funds in its Global Market Strategies segment that, as of the periods presented, had at least $1.0 billion in capital commitments, cumulative equity invested or total equity value. Carlyle has added disclosure to pages 155 and 156 of Amendment No. 1 to clarify this criteria. In addition to presenting fund performance for individual funds that satisfy the above criteria, Carlyle has considered whether the presentation of aggregate investment performance across the Global Market Strategies segment would be meaningful to investors. Carlyle respectfully advises the staff that due to the disparate nature of the underlying asset classes in which its Global Market Strategies funds participate (e.g., syndicated loans, bonds, distressed securities, mezzanine loans, emerging markets equities, macroeconomic products) and the inherent difficulties in aggregating the performance of closed-end and open-end funds, the presentation of aggregate investment performance across the segment would not be meaningful. Please refer to the response to the Staff’s comment 104.
Liquidity and Capital Resources
General, page 138
69.	You indicate on page 215 that as a result of the size of the increases in the tax basis of tangible and intangible assets of Carlyle Holdings, the payments that you

Securities and Exchange Commission	39	November 7, 2011
may make under the tax receivable agreement will be substantial and that there may be a material negative effect on your liquidity, if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that the corporate taxpayers realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to the corporate taxpayers by Carlyle Holdings are not sufficient to permit the corporate taxpayers to make payments under the tax receivable agreement. You further disclose on page 65 that it is possible that the actual cash tax savings realized by the corporate taxpayers may be significantly less than the corresponding tax receivable agreement payments. Please address these liquidity concerns within your Management Discussion and Analysis.

Carlyle has included additional disclosure regarding the payments it may make under the tax receivable agreement on pages 165 -166 of Amendment No. 1 under the caption “—Contractual Obligations.”
Cash Flows, page 138
70.	You only present and discuss cash flows excluding the effect of your Consolidated Funds and CLOs. These amounts constitute non-GAAP measures. Your current presentation and disclosures place too much prominence on Non-GAAP amounts. Please revise your presentation and disclosures to present and discuss GAAP amounts. If you continue to also present and discuss these Non-GAAP amounts, please ensure that you comply with Item 10(e) of Regulation S-K.

Carlyle has revised page 157 of Amendment No. 1 to present its cash flows on a GAAP basis prior to its presentation of cash flows excluding the effect of Consolidated Funds. Carlyle has also included on page 158 textual discussion regarding the cash flows of its Consolidated Funds that permits a reader to reconcile the differences between the measures.
Our Sources of Cash and Liquidity Needs, Page 139
71.	You have multiple sources of liquidity which include funds from your senior credit facility. Please clearly disclose the amounts available under your credit facility.

Carlyle has revised page 159 of Amendment No. 1 to include the amount available under its revolving credit facility as of June 30, 2011.

72.	Please disclose how you intend to fund your quarterly distributions to the general partner and tax distributions. Please also disclose the risk to your operations by making such distributions to investors.

Carlyle has revised page 159 of Amendment No. 1 to address the matters identified by the Staff.

Securities and Exchange Commission	40	November 7, 2011
73.	Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Carlyle has revised page 159 of Amendment No. 1 to state that it is not dependent on this offering to meet its liquidity needs for the next 12 months.
Our Balance Sheet and Indebtedness, page 141
74.	Please file the agreements governing the Senior Secured Credit Facility, the Claren Road Loan, and the Subordinated Notes, including all exhibits and schedules, as exhibits to your registration statement.

Carlyle advises the Staff that it is in the process of amending the agreement governing its Senior Secured Credit Facility (which amendment it anticipates concluding prior to the circulation of a preliminary prospectus to potential investors) and will file such agreement with a subsequent pre-effective amendment. Carlyle understands that the Staff requires a reasonable amount of time for review.

Carlyle advises the Staff that amounts outstanding under the two Claren Road Loan facilities as of September 30, 2011 were less than $50 million and $30 million, respectively. In these circumstances, Carlyle respectfully submits that the agreements governing such loans are not material contracts required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Carlyle will file the agreement governing the Subordinated Notes as an exhibit with a subsequent pre-effective amendment. Carlyle understands that the Staff requires a reasonable amount of time for review.

Contractual Obligations, page 144

75.	Please provide the information as of the latest fiscal year end balance sheet date. Also, revise your table to include all required periods. You have not provided information for the periods of “1-3 years” and “3-5 years”. See Item 303(a)(5)(i) of Regulation S-K.

Carlyle acknowledges the Staff’s comment as well as the guidance in Item 303 (a)(5)(i) of Regulation S-K. Carlyle respectfully submits that its current presentation is in the format required by Item 303(a)(5)(i) of Regulation S-K, but includes data which is updated as of June 30, 2011 as opposed to the latest audited balance sheet of December 31, 2010. Recognizing that the goal of this disclosure is to present a meaningful snapshot of cash requirements arising from contractual payment obligations, Carlyle believes that its existing disclosure achieves this goal by presenting its contractual obligations as of its most current reporting period. For example, capital commitments to Carlyle funds were approximately

Securities and Exchange Commission	41	November 7, 2011
$280 million higher as of June 30, 2011 compared to those as of December 31, 2010. Carlyle’s existing disclosure includes these additional $280 million of capital commitments whereas a presentation as of December 31, 2010 would not. In this regard, Carlyle believes that its existing disclosure is a more meaningful presentation of current contractual payment obligations.

Carlyle believes that its existing disclosure is clear, understandable and appropriately reflects its current obligations that are meaningful in light of its capital structure and business. Furthermore, its existing disclosure is consistent with its other Item 303(a) disclosures provided under the headings Liquidity and Capital Resources, Its Sources of Cash and Liquidity Needs, and Its Balance Sheet and Indebtedness.

Finally, Carlyle understands that there is diversity in the presentation of this disclosure among registrants, particularly in the context of an initial Registration Statement. Carlyle is not aware of the Staff’s objection to such diversity.
Critical Accounting Policies, page 147
General
76.	If significant judgment is involved in the calculation of AUM, and this judgment materially impacts the determination of revenue, it would appear that a separate critical accounting policy regarding the calculation of AUM should be provided as well as an expanded discussion of your current critical accounting policy related to fair value measurements. The following disclosures may be useful to investors:
•	The portion of AUM in which you have a role in estimating fair value;

•	The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;

•	For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on a third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

•	For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;

•	Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;

•	Clarify why the fair value of certain securities may be different from the closing market price; and

Securities and Exchange Commission	42	November 7, 2011
•	Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.
Carlyle does not believe that the calculation of AUM is a critical accounting policy as (1) the judgmental aspect of AUM is already addressed in “Fair Value Measurement” within its critical accounting policies and (2) the judgmental aspect of AUM does not materially impact its management fees. “Performance Fees” are also addressed in critical accounting policies and their recognition is based upon fair value measurements.

As Carlyle notes under “Quantitative and Qualitative Disclosures about Market Risk,” its management fees are not materially affected by valuations of its portfolio. Its unrealized performance fees are impacted by changes in valuations. Accordingly, Carlyle has added sensitivity disclosure regarding performance fees in its segment discussions for its larger funds as well as in total in “Quantitative and Qualitative Disclosures about Market Risk.” Carlyle has also added sensitivity disclosure of the portion of its total assets under management which are impacted by changes in valuation and also disclose the percentage of net asset value classified as Level 3 under ASC 820 by segment.

Footnote 4 to the financial statements and its discussion under Fair Value Measurements provide a reasonable discussion of the methodologies used to estimate fair value for its various investment types.

The risk factor disclosures include a discussion of the risks related to valuation methodologies and their potential impact on fund performance and performance fees (see pages 44-45 of Amendment No. 1).

The fair value of securities will be the closing market price if such security is traded in an active market and is not legally restricted. If a security is legally restricted then a discount to the closing market price is applied based upon the length of the restriction period and the volatility of the security.

As shown in note 4 to the financial statements, substantially all of the consolidated investments on Carlyle’s balance sheet are classified as Level 3. The Level 2 values on the balance sheet relate to investments in hedge funds and are classified as level 2 because their net asset value is redeemable without significant restrictions.
Fair Value Measurement, page 149
77.	Your disclosures in Note 4 to the financial statements indicate that the most significant assets measured at fair value on a recurring basis are hedge funds, bonds, and loans. In terms of liabilities, it appears that the most significant are loans payable of the CLOs. Please provide a more detailed discussion of the

Securities and Exchange Commission	43	November 7, 2011
methodologies and assumptions used to determine fair value for each of these. Please also include a sensitivity analysis that demonstrates the impact that changes in the fair value could have on your results.

Carlyle has enhanced its disclosure under the caption “—Fair Value Measurement” on page 172 of Amendment No. 1 to address the matters identified by the Staff.

78.	Please disclose the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Carlyle respectfully advises the Staff that the substantial majority of the CLO investments (94% as of June 30, 2011) are in bank loans, which are generally not considered asset backed securities.
Quantitative and Qualitative Disclosures About Market Risk, page 152
79.	You discuss your exposure to market risk and the impact to your fund management fees of changes in market value of your investments. Please tell us what consideration you gave to also discussing the impact to your performance fees.

Carlyle has included additional disclosure regarding the sensitivity of its performance fees on page 174 of Amendment No. 1.
Unaudited Pro Forma Financial Information, page 154
General
80.	You indicate on page 32 that you will expend significant financial and other resources to comply with the requirements of being a public company. Please highlight this fact in your pro forma financial information.

Carlyle has enhanced its disclosures on pages 178 -179 of Amendment No. 1 to be consistent with the existing disclosures on page 34.

81.	Prior to the date of the offering, the Parent Entities will also make to their owners one or more cash distributions of previously undistributed earnings and accumulated cash. Please tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per share data regarding these distributions.

Carlyle acknowledges the Staff’s comment and advises the Staff that appropriate consideration will be given to SAB Topic 1:B.3 and the presentation of pro forma per share data to the extent these distributions exceed its current year’s earnings.

Securities and Exchange Commission	44	November 7, 2011
82.	In regards to the restructuring and purchase of certain third party interests, we have the following comments.
•	Please disclose how you will determine which third party interests should be purchased and which should be restructured;

•	Please disclose the purpose of restructuring the ownership of certain carried interest rights and whether each former owner will receive the exact same carried interest rights as prior to the restructuring, and whether consideration in any form will be exchanged; and

•	Please clarify under how you determined which of the remaining beneficial interests would be held directly by such beneficial owners and which would be reflected as non-controlling interests in your financial statements.
Carlyle respectfully advises the Staff that it anticipates that it will acquire from certain existing and former owners of the Parent Entities certain beneficial interests in investments in or alongside its funds that were funded by such persons indirectly through the Parent Entities, at their current fair value. Carlyle also currently anticipates that the beneficial interests that are not acquired in this process will be distributed to the beneficial owners and held by them directly. As these latter beneficial interests will be distributed to the beneficial owners, they will not be included in Carlyle’s financial statements and therefore will not be reflected as non-controlling interests. Carlyle has revised its placeholder disclosures, as necessary, throughout the unaudited pro forma financial information for these transactions.

With regard to the restructuring of certain carried interest rights allocated to former owners, Carlyle respectfully advises the Staff that its retired senior Carlyle professionals who have existing carried interest rights through their ownership interests in the Parent Entities will not participate in the exchange transaction described under “Reorganization” on page 84 of Amendment No. 1. Their carried interests rights will be restructured such that they will exchange their existing carried interest rights (through their ownership interests in the Parent Entities) for an equivalent amount of carried interest rights in the general partners of its funds. The individuals maintain the exact same carried interest rights before and after this restructuring, and no consideration in any form will be provided to them in this restructuring. Carlyle has expanded its disclosure, as necessary, throughout the unaudited pro forma financial information for this transaction.

83.	In regards to the contribution of the parent entities and other interests to Carlyle Holdings, your senior Carlyle professionals, Mubadala and CalPERS will contribute all of their interests in:
•	TC Group, L.L.C. to Carlyle Holdings I L.P.;

Securities and Exchange Commission	45	November 7, 2011
•	TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P. to Carlyle Holdings II L.P.; and

•	TC Group Cayman, L.P. to Carlyle Holdings III L.P; and

•	your senior Carlyle professionals and other individuals engaged in your business will contribute to the Carlyle Holdings partnerships a portion of the equity interests they own in the general partners of your existing carry funds.
Carlyle acknowledges the Staff’s comment as being factually accurate.

84.	In consideration of these contributions your existing owners will receive Carlyle Holdings partnership units. Please clearly disclose the terms of this exchange in the pro forma financial information. Please provide us with following additional information regarding the terms of the reorganization:

Carlyle refers the Staff to the response to comment 134 for additional information related to the current ownership structure of Carlyle Group, which should be read in conjunction with its response below. Carlyle has added additional disclosure on pages 178 and 187 of Amendment No. 1 to include the terms of the exchange in the unaudited pro forma financial information.

On a supplemental basis, below Carlyle has separately responded to each request related to the additional information regarding the terms of the reorganization.
•	Please clearly identify each entity that is part of the reorganization, including the entities that existed prior to the reorganization and the entities that will exist after the reorganization;
As described in greater detail under “Reorganization” on page 85 of Amendment No. 1, Carlyle advises the Staff that the existing owners will contribute to Carlyle Holdings all of the legal entities included in its historical combined and consolidated financial statements. All of the entities that existed prior to the reorganization will exist after the reorganization is complete.
The partnerships comprising Carlyle Holdings will be established in conjunction with the reorganization. Each of the three Carlyle Holdings partnerships: Carlyle Holdings I L.P., Carlyle Holdings II L.P., and Carlyle Holdings III L.P., will be formed to hold its interests in different Carlyle-related businesses.
•	For owners in each entity that existed prior to the reorganization, please help us understand how you determined how many units would be given to them of the newly created entities and of which entities they would be given units. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the

Securities and Exchange Commission	46	November 7, 2011
same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given;
Each of the three Carlyle Holdings partnerships will have an identical number of partnership units outstanding. Carlyle uses the term “Carlyle Holdings partnership unit” to refer collectively to a partnership unit in each of the three Carlyle Holdings partnerships. The reorganization is structured as a fair value exchange where the existing owners will exchange their interests in the contributed businesses for an equivalent fair value of Carlyle Holdings partnership units. Each existing owner will receive a number of Carlyle Holdings partnership units that is based on his/her individual interest in the contributed businesses, but in each case the individual will receive an equal number of partnership units in each of the three Carlyle Holdings partnerships.
Carlyle is currently in the process of determining the exchange ratio to use in the reorganization. The calculated exchange ratio will be applied to all of the existing owners at the time of the reorganization. The exchange will be determined such that the fair value of the Carlyle Holdings partnership units received is equivalent to the fair value of the interests in the contributed businesses. No preferential rights will be given.
•	Please clarify whether anyone who is not an existing owner will receive units of the newly created entities in the reorganization. If so, please tell us the terms under which these units will be given to these non-existing owners, including if any consideration will be paid. Please also help us understand why units of the newly created entities would be given to them.
In connection with the reorganization, certain individuals who are not presently owners of the Parent Entities will contribute to Carlyle Holdings a portion of their carried interest rights in its funds in exchange for Carlyle Holdings partnership units.
These carried interest rights have historically been accounted for as compensatory profit sharing arrangements. The exchange of these interests for Carlyle Holdings partnership units will be accounted for as the settlement of a liability. Carlyle anticipates that the fair value of the Carlyle Holdings interests exchanged in this transaction will exceed the carrying value of the compensation liability associated with the carried interest rights. The excess of the fair value of the Carlyle Holding partnership units over the carrying amount of the liability will be recorded as a loss in its combined and consolidated statement of operations. Carlyle’s Unaudited Pro Forma Statements of Operations will reflect a pro forma adjustment for the reduction of historical performance fee compensation expense associated with the carried interest rights that will be exchanged for Carlyle Holdings partnership units. The loss associated with the settlement of the liability also will be appropriately disclosed in its pro forma financial statements.

Securities and Exchange Commission	47	November 7, 2011
85.	You will enter into a tax receivable agreement with your existing owners that will provide for the payment by the corporate taxpayers to your existing owners of 85% of the amount of cash tax savings, if any, in U.S. federal, state and local income tax that the corporate taxpayers realize as a result of increases in tax basis and certain other tax benefits related to your entering into the tax receivable agreement. Please disclose the significant terms of the tax receivable agreement and how you intend to account for it.

Carlyle advises the Staff that the offering transactions (in which its existing owners will not receive any cash or common units of The Carlyle Group L.P.) will not result in increases in tax basis that would give rise to payments under the tax receivable agreement. Also, Carlyle has not assumed any exchanges by the holders of the Carlyle Holdings partnership units for The Carlyle Group L.P. common units in the unaudited pro forma financial information. Accordingly, no pro forma adjustment related to the tax receivable agreement is necessary. Carlyle has added disclosure on page 178 of Amendment No. 1 to indicate its assumptions in the pro forma financial information related to the tax receivable agreement. In response to the Staff’s comment, Carlyle has revised pages 243-244 of Amendment No. 1 to disclose the significant terms of the tax receivable agreement and how it anticipates that it will account for such increases in tax basis and payments under the tax receivable agreement in respect of future transactions.

86.	Please show precisely how you arrived at each adjustment amount, which should include a discussion of any significant assumptions and estimates to arrive at the amount. Please separately present and show precisely how you computed each component of an adjustment if there are multiple components. Your additional disclosures should include revisions to the following adjustments:
•	Adjustment 1(f) on page 160;

•	Adjustment 1(f) on page 168;

•	Adjustment 2(b) and (c) on page 168; and

•	Adjustment 3(b) on page 171
Carlyle has revised its disclosures under the caption “Unaudited Pro Forma Financial Information” regarding the adjustment amounts to clarify how such amounts have been derived, to the extent that the amounts have been quantified at this time. Carlyle respectfully advises the Staff that due to updates to its unaudited pro forma financial information in Amendment No. 1, adjustment 2(c) from page 168 noted by the Staff is now adjustment 3(a) on pages 197-198 of Amendment No. 1, and adjustment 3(b) on page 171 noted by the Staff is now adjustment 2(a) on pages 193-194 of Amendment No. 1.

Securities and Exchange Commission	48	November 7, 2011
Notes to the Unaudited Condensed Combined and Consolidated Pro Forma Balance Sheet
Note 1. Business Acquisitions, page 158
87.	You acquired a 60% equity interest in AlpInvest Partners B.V. on July 1, 2011. Based on the pro forma financial information provided, you intend to consolidate this entity as of July 1, 2011. On page 57, you disclose the following regarding your relationship with AlpInvest Partners B.V.:
•	You will restrict your day-to-day participation in the AlpInvest Partners B.V. business;

•	The management team of AlpInvest Partners B.V. will continue to carry out independent asset management operations without day-to-day participation by your personnel;

•	Your representatives will serve on the board of AlpInvest Partners B.V. but you will observe substantial restrictions on your ability to access investment information or engage in day-to-day participation in the investment business of AlpInvest Partners B.V., including a restriction that its investment decisions are made and maintained without involvement by your personnel and that no specific investment data, other than data on the investment performance of its client mandates, will be shared.
Carlyle acknowledges the Staff’s comment as factually accurate.

88.	Please tell us whether the above listed restrictions are by your choice or whether the terms of the acquisition agreement require you to comply with these restrictions. Please help us better understand the business purpose for the acquisition in light of the above restrictions. Please provide us with a summary of your significant rights and obligations as a 60% equity owner in this entity, including the number of the board seats that will be occupied by your representatives as well as the total number of board members that serve on the board of AlpInvest Partners B.V.

AlpInvest is one of the world’s largest investors in private equity and advises a global private equity fund of funds program. Carlyle acquired AlpInvest to enter the fund of funds market and thereby increase the investment offerings available to Carlyle’s limited partner investors. Carlyle expects to leverage AlpInvest’s existing fund of funds business by advising additional investors either through customized separate managed accounts or co-mingled multi-investor vehicles.

The restrictions under which Carlyle has agreed to operate were not contained in the acquisition agreement. Instead, these restrictions are contained in a set of operating Policies and Procedures that were adopted by the Board of AlpInvest. These policies can be amended by the Board of Directors of AlpInvest. AlpInvest Partners B.V. is governed by its Board of Directors. All significant decisions are governed by a majority vote of the Board. These significant actions include: i)

Securities and Exchange Commission	49	November 7, 2011
approving the annual business plan and budget, ii) incurring any new indebtedness, iii) the hiring of certain executive officers, including the CEO and CFO, and iv) approving the entrance into new lines of business or changes in investment policies. Initially, the Board is composed of four members; two of whom are appointed by Carlyle and two of whom are appointed by certain managers of AlpInvest who own 40% of the common equity of AlpInvest and manage the day to day affairs of AlpInvest, including its investment activities. The initial two Board members appointed by the management owners have also been admitted as partners in Carlyle effective upon the closing of the acquisition. Carlyle holds a portion of its equity in the form of non-voting shares that are convertible at the option of the holder to voting shares. Upon conversion of the non-voting shares Carlyle would own 60% of the voting securities of AlpInvest and would be entitled to unilaterally appoint a third voting member to the Board. Carlyle may convert the non-voting shares to voting shares, at any time in its sole discretion and without cost. By virtue of the aforementioned rights, Carlyle has a controlling financial interest in AlpInvest.

89.	For adjustment (a), it appears that certain of the amounts reflected in the table of estimated fair value of assets acquired, liabilities assumed, and non-controlling interests on page 160 do not agree to the historical or total business acquisitions column amounts. For example, it is not clear how you arrived at the Investments of Consolidated Funds amounts on page 159 compared to the amounts provided on page 160. It is also not clear how you arrived at the cash and cash equivalents amounts on page 159 compared to the amounts provided on page 160. Please clarify your disclosures as necessary for each of the amounts.

Carlyle has supplementally provided to the Staff the following tables to clarify how it arrived at each of the amounts identified by the Staff.
Table 1

Account	AlpInvest	ESG

Investments of Consolidated Funds	$8,226.4	$361.9

Add: Cash and cash equivalents held at Consolidated Funds	3.2	8.9
Add: Due from affiliates and other receivables of Consolidated Funds, net	96.4	27.3

Assets of Consolidated Funds	$8,326.0	$398.1

Securities and Exchange Commission	50	November 7, 2011
Table 2

Account	AlpInvest	ESG

Cash and cash equivalents	$150.6	$6.7

Add: Restricted cash	0.5	—
Add: Due from affiliates and other receivables, net	0.4	4.6
Add: Cash associated with non-controlling interest	17.5	—

Cash and receivables	$169.0	$11.3

Carlyle has also added additional disclosure on page 183 of Amendment No. 1 to include footnote descriptions of what is included in the accounts “Assets of Consolidated Funds” and “Cash and receivables.”

90.	You present the total amount of acquisition-date fair value of equity interests and other contingent consideration. Please expand you disclosures to separately disclose those amounts related to contingent consideration. For each of these components, please disclose any estimates or assumptions you used to arrive at these amounts.

Carlyle has revised its disclosures on page 183 of Amendment No. 1 to include additional information related to the contingent consideration associated with the AlpInvest and ESG acquisitions.

91.	Please discuss the extent to which total consideration could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of any additional potential payments, if applicable. Finally, disclose when you expect the purchase price allocation to be finalized.

Carlyle advises the Staff that the total consideration paid for the AlpInvest and ESG acquisitions could increase from the amounts disclosed based on the ultimate resolution of contingent consideration provisions in the acquisition agreements. For the AlpInvest acquisition, the contingent consideration relates to potential carried interest in certain existing AlpInvest funds that will be payable to the AlpInvest sellers if such carried interest is realized. There is no maximum amount for this potential payment as it is based on the amount of carried interest that those funds ultimately generate. For the ESG acquisition, the contingent consideration relates to performance-based contingent payments of up to $110.5 million, which is the maximum amount of additional consideration that could be paid.

Carlyle has revised its disclosures on page 183 of Amendment No. 1 to include additional information on the maximum amount of potential payments as well as its estimate on when Carlyle expects the purchase price allocation will be finalized.

Securities and Exchange Commission	51	November 7, 2011
Note 2. Reorganization and Other Adjustments, page 161
92.	You indicate under the caption IPO Equity Awards on page 213 that at the time of the offering and under your Equity Incentive Plan that you intend to grant deferred restricted units and phantom deferred restricted units to your employees and that you intend to settle those units in cash. Please address the need to reflect these grants as liabilities in your pro forma balance sheet. Please also address the need to discuss the funding of this liability within the section Our Sources of Cash and Liquidity Needs on page 139.

With regards to the deferred restricted units, Carlyle respectfully advises the Staff that these units will be settled in common units of The Carlyle Group L.P. upon vesting. At the time of the offering, Carlyle intends to grant deferred restricted units to its employees, all of which will be subject to vesting based on service conditions. Pursuant to ASC 718, Compensation — Stock Compensation, the grant date fair value of the deferred restricted units will be charged to compensation expense over the vesting period. As the deferred restricted units are stock-settled and subject to vesting based on service conditions, they will be accounted for as equity awards and therefore no liability will be recorded. Carlyle will include a pro forma adjustment in the Unaudited Pro Forma Statements of Operations to reflect compensation expense associated with the grant of the deferred restricted units.

With regards to the phantom deferred restricted units, Carlyle respectfully advises the Staff that the phantom deferred restricted units granted at the time of the offering will be subject to vesting based on service conditions and will be settled in cash upon vesting. Pursuant to ASC 718, Compensation — Stock Compensation, the fair value of the phantom deferred restricted units will be remeasured each reporting period until settlement and charged to compensation expense over the vesting period. Because the awards are subject to vesting, no liability will be recorded upon grant and thus no pro forma adjustment is reflected in our Unaudited Pro Forma Balance Sheet. Carlyle will include a pro forma adjustment in the Unaudited Pro Forma Statements of Operations to reflect compensation expense associated with the grant of the phantom deferred restricted units.

With respect to the discussion of Our Sources of Cash and Liquidity Needs on pages 159 — 160 of Amendment No. 1, Carlyle respectfully advise the Staff that it believes that its existing disclosures adequately address the funding requirements associated with its operating expenses, including compensation arrangements, and thus provide sufficient information as to the funding of these obligations.

93.	For adjustment (c), expand your disclosure to clarify why this adjustment is necessary. Also clarify whether you have reduced the deferred tax asset amount

Securities and Exchange Commission	52	November 7, 2011
with a valuation allowance. If so, disclose the gross amount of the deferred tax asset and the related valuation allowance. If not, please address your consideration of whether a valuation allowance needs to be recorded.

Carlyle has expanded its disclosure on pages 186 — 187 of Amendment No. 1 related to adjustment 3(b) (formerly adjustment 2(c)) to clarify why this adjustment is necessary and its consideration of whether a valuation allowance needs to be recorded.

Carlyle supplementally advises the Staff that based on the existence of sufficient taxable income, Carlyle does not expect to record a valuation allowance on its pro forma deferred tax asset as it is more likely than not to be realized. In considering the sources of taxable income, no apparent negative evidence, as contemplated in Accounting Standards Codification 740, Income Taxes, was identified that would suggest a valuation allowance would be necessary.

94.	For adjustment (e), please clearly show how you arrived at the amount of equity interests to issue to Mubadala. Please also address the accounting implications related to the 7.5% discount to the IPO price.

Carlyle has revised its disclosures on page 187 of Amendment No. 1 related to adjustment 3(d) (formerly adjustment 2(e)) to clarify how the equity interests that will be issued to Mubadala will be derived.

Carlyle advises the Staff that the 7.5% discount to the IPO price will result in a charge to income (equivalent to the difference between the fair value of the Carlyle Holdings partnership units issued to Mubadala and the carrying value of the liability). Carlyle will include this charge in its disclosures of material nonrecurring charges directly attributable to the transaction.

Carlyle also advises the Staff that in October 2011, Carlyle redeemed 50% of the outstanding principal amount of the subordinated loan payable to Mubadala for cash proceeds of $265.5 million (including $5.5 million of accrued and unpaid interest). Carlyle has added a pro forma adjustment to its Unaudited Pro Forma Balance Sheet to reflect this partial redemption of the loan and revised its disclosures to reflect that the remaining $250 million principal amounts of the subordinated loan payable to Mubadala will be exchanged for equity interests in Carlyle Holdings.

95.	For adjustment (h), please disclose the terms of this restructuring of ownership of certain carried interest rights allocated to former owners of the Parent Entities such that you clarify how you determined the amount to classify to non-controlling interests.

Carlyle refers the Staff to the response to comments 82 and 102 for information related to the restructuring of the carried interest rights allocated to former owners

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of the Parent Entities. Carlyle also advises the Staff that the amount of this pro forma adjustment is based on the carrying amount of such interests as of the pro forma balance sheet date. Carlyle has revised its disclosure on page 186 of Amendment No. 1 related to adjustment 2(e) (formerly adjustment 2(h)) to include additional information on how this adjustment was determined.
3. Adjustments for Non-Controlling Interests, page 163
96.	For component (3) to adjustment (a), please disclose the terms of this restructuring of ownership of certain carried interest rights allocated to former owners of the Parent Entities such that you clarify how you determined the amount to reduce Carlyle Group’s members’ equity and accordingly, reduce the balance of non-controlling interests in consolidated entities. If this adjustment relates to the purchase of a portion of the beneficial interests at fair value, clarify why there does not appear to be a related cash adjustment. In addition, your explanation for this component does not appear to be consistent with the explanation provided in adjustment 2(h) on page 163 which relates to an increase in non-controlling interests in consolidated entities.

Carlyle refers the Staff to the response to comment 95 for information related to the restructuring of the carried interest rights allocated to former owners of the Parent Entities. Carlyle also respectfully advises the Staff that the intended purpose of pro forma adjustment 4(a) (formerly 3(a)) is to reclassify the equity interests in Carlyle Holdings that will not be owned by The Carlyle Group L.P. (i.e., the equity interests in Carlyle Holdings partnership units held by its existing owners subsequent to the offering) from members’ equity to non-controlling interests in consolidated entities to arrive at the pro forma balance sheet of The Carlyle Group L.P.

The table provided in pro forma adjustment 4(a) on pages 187 - 188 of Amendment No. 1 is being provided to disclose clearly how this adjustment has been derived. The table begins with Carlyle Group’s historical members’ equity (from its combined and consolidated financial statements), all of which is owned by its existing owners and which, absent the reorganization and offering transactions, would be classified as non-controlling interests of The Carlyle Group L.P. Items (2) through (7) of the table are the amounts from the reorganization and offering transactions which would increase or decrease the amount of members’ equity attributable to the existing owners. The total of this table represents the pro forma members’ equity owned by its existing owners which will be reclassified from members’ equity to non-controlling interests in consolidated subsidiaries of The Carlyle Group L.P.

Securities and Exchange Commission	54	November 7, 2011
Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 166
General
97.	It appears that there may be material nonrecurring charges which result directly from the business acquisitions, reorganization and offering transactions which will be included in your income within the 12 months succeeding the transactions. For example, it would appear that you would have nonrecurring acquisition costs for AlpInvest and ESG. In addition, it appears that you may incur material nonrecurring compensation expenses as part of the Reorganization related to the issuance of vested partnership units. Please address the following comments in this regard:
•	Separately disclose and reflect these transactions in your pro forma balance sheet as necessary. Refer to Rule 11-02(b)(5) of Regulation S-X.

•	Revise your pro forma statement of operations caption “net income” to “income from continuing operations before nonrecurring charges directly attributable to the transaction” and quantify such nonrecurring charges. Refer to Rule 11-02(b)(5) of Regulation S-X.
Carlyle has revised the caption on the Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations to “income from continuing operations before nonrecurring charges directly attributable to the transaction.”
Carlyle respectfully advises the Staff that it will quantify and disclose its material nonrecurring charges resulting from the reorganization and offering transactions and will reflect these amounts in its Unaudited Pro Forma Balance Sheet. Carlyle also respectfully advises the Staff that the nonrecurring charges associated with the acquisitions of AlpInvest and ESG were not material to its financial statements ($9.6 million).
1. Business Acquisitions, page 166
98.	For adjustment (d), please help us understand how you are arriving at the adjustment amount. The amount borrowed of $116.6 million multiplied by the variable interest rate range disclosed does not appear to equal to the adjustment amount of $9.9 million for the year ended December 31, 2010. Please advise or revise as necessary.

Carlyle respectfully advises the Staff that the pro forma adjustment for the year ended December 31, 2010 also includes pro forma interest expense associated with loans associated with the Claren Road acquisition. The pro forma interest expense on these loans totaled $6.9 million. Carlyle has revised its disclosures on page 193 of Amendment No. 1 to include information on these borrowings.

Securities and Exchange Commission	55	November 7, 2011
99.	For adjustment (e), please disclose the nature of the deferred tax liabilities, why you are amortizing these liabilities, the estimated amortization periods, and how you determined the estimated amortization periods.

Carlyle has revised its disclosure for adjustment (e) on page 193 of Amendment No. 1 to clarify that the deferred tax liabilities relate to the identifiable intangible assets recognized in the AlpInvest and ESG acquisitions, and these deferred tax liabilities are reduced over the same period as the related intangible assets are amortized.
2. Reorganization and Other Adjustments, page 168
100.	We refer you to footnote (3) to Adjustment 2(b) on page 168. As part of the Reorganization, there will be a reallocation of carried interest to senior Carlyle professionals and other individuals who manage your carry funds, such that the allocation to these individuals will be approximately 45% of all carried interest, on a blended average basis. Prior to the reorganization, the level of such allocations vary by fund, but generally are at least 50% of the carried interests in the fund. Please clarify whether these professionals and individuals will be compensated in some form for this reduction in allocation.

Carlyle advises the Staff that in connection with the reorganization, certain of its existing owners and certain individuals who manage its carry funds will contribute to Carlyle Holdings a portion of their individual carried interest rights in its funds in exchange for Carlyle Holdings partnership units. Carlyle refers the Staff to the response to comment 84 for a discussion of the exchange of individuals’ carried interest rights in its funds for Carlyle Holdings partnership units.

101.	As part of the reorganization, your existing owners will receive Carlyle Holdings partnership units as well as unvested deferred restricted units and phantom deferred restricted units will be granted to your employees at the time of this offering. Note 2 (c) on page 169 appears to address your accounting for the grant of the unvested deferred restricted units. Please disclose and discuss how you intend to account for the phantom deferred restricted units that will be granted to your employees.

Carlyle refers the Staff to the response to comment 92 for a discussion of the accounting for the phantom deferred restricted units. Carlyle has revised its disclosures on pages 197 — 198 of Amendment No. 1 related to adjustment 3(a) (formerly adjustment 2(c)) to discuss the accounting for the phantom deferred restricted units and the pro forma adjustment that will be recorded related to these units.

Securities and Exchange Commission	56	November 7, 2011
3. Adjustments for Non-Controlling Interests, page 171
102.	Please help us better understand the nature of adjustment (a) and why this would result in a pro forma adjustment as it appears that these amounts would already be reflected in the historical financial statements.

Carlyle respectfully advises the Staff that this adjustment relates to net income attributable to carried interest rights held by retired senior Carlyle professionals. Carlyle also advises the Staff to refer to its response to comment 82 related to the restructuring of these rights.

Retired senior Carlyle professionals who have existing carried interest rights through their ownership interests in the Parent Entities will not participate in the exchange transaction described under “Reorganization” on page 85 of Amendment No. 1. Their carried interests rights will be restructured such that they will exchange their existing carried interest rights (through their ownership interests in the Parent Entities) for an equivalent amount of carried interest rights in the general partners of its funds.

In its historical combined and consolidated financial statements, the income attributable to these carried interest rights were included in net income attributable to Carlyle Group because their interests are part of the controlling interest in Carlyle Group. Carlyle refers the Staff to the response to comment 134. Carlyle advises the Staff that prior to the reorganization the individual senior Carlyle professionals (including the retired senior Carlyle professionals) hold their ownership interests in the Parent Entities indirectly through four holding partnerships that we refer to herein as the “Partner Holding Entities.”

ASC 810-10-20 defines, “noncontrolling interest” as:
The portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent [emphasis added]. A noncontrolling interest is sometimes called a minority interest.
Based on the ASC’s definition of “noncontrolling interest”, Carlyle’s individual partners’ interests in the Partner Holding Entities represent interests in the “parent”. As a result, the interests of the retired senior Carlyle professionals in the Parent Entities would not have been attributed as a non-controlling interest in the historical combined and consolidated financial statements.
After the reorganization, the retired senior Carlyle professionals’ carried interests rights will be held directly in the general partners of its funds, and not held through a “parent” directly or indirectly. Accordingly, an adjustment is necessary to classify these interests as a non-controlling interest.

Securities and Exchange Commission	57	November 7, 2011
Business, page 178
Competitive Strengths, page 176
103.	Please revise to distinguish a carry fund from an active carry fund.

Carlyle has revised page v of Amendment No. 1 to clarify the distinction between “active” investment funds and “inactive” investment funds.
Demonstrated Record of Investment Performance, page 178
104.	Please further explain to us why the diversified nature of the strategies used in your Global Market Strategies segment limits your ability to provide an aggregate investment performance for this segment.

Carlyle advises the Staff that, due to the disparate nature of the underlying asset classes in which its Global Market Strategies funds participate (e.g., syndicated loans, bonds, distressed securities, mezzanine loans, emerging markets equities, macroeconomic products) and the inherent difficulties in aggregating the performance of closed-end and open-end funds, the presentation of aggregate investment performance across the segment would not be meaningful. Carlyle has included additional disclosure to this effect on pages 7 and 204 of Amendment No. 1.
Business Segments, page 180
105.	We note the use of “active investments” and “active funds” in the tables presented in this section. Please define these terms.

Carlyle has revised page v of Amendment No. 1 to define these terms.
Corporate Private Equity, page 180
106.	Please revise your disclosure with respect to your growth capital funds to further describe your investment mandate by indicating what constitutes a “leading” company and what factors you consider in determining whether a company has unrealized growth potential.

Carlyle has revised page 207 of Amendment No. 1 to remove the term “leading” and provide additional clarity regarding the types of companies in which Carlyle’s growth capital funds seek to invest.

107.	Please revise the first paragraph under the chart on page 181 to indicate what you mean when you state that an investment is “fully realized”.

Securities and Exchange Commission	58	November 7, 2011
Carlyle has revised page 207 of Amendment No. 1 to explain that investments are fully realized when its funds have completely exited, and no longer own an interest in, such investments.
Global Market Strategies, page 183
108.	Please revise your disclosure in the third bulleted paragraph to quantitatively define “middle-market mezzanine investments”.

Carlyle has revised the third bulleted paragraph under the caption “— Global Market Strategies” on page 209 of Amendment No. 1 to clarify that its corporate mezzanine investment team advises funds that invest in mezzanine loans of middle-market companies, typically defined as companies with annual EBITDA ranging from $10 million to $50 million that lack access to the broadly syndicated loan and bond markets.

109.	Please revise your disclosure in the first bulleted paragraph on page 184 to briefly describe how long/short credit hedge funds operate.

Carlyle has revised the fifth bulleted paragraph under the caption “— Global Market Strategies” on page 210 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Fund of Funds Solutions, page 184
110.	Please revise the first paragraph to explain how your advising of customized separate accounts and co-mingled vehicles will be different from the segment’s current operations. Please also clarify whether Carlyle professionals will advise these accounts. Also, indicate when you expect to begin engaging in these new activities.

Carlyle has revised the fourth paragraph under the caption “— Fund of Funds Solutions” on page 211 of Amendment No. 1 to explain that separate accounts and co-mingled vehicles for clients other than AlpInvest’s anchor clients do not currently represent a significant portion of its AUM.
Investment Approach, page 185
Fund of Funds Solutions, page 189
111.	In the second bulleted paragraph, please revise your disclosure as follows:
•	Discuss who conducts the rigorous investment analysis and decision process for selecting investments. For example, does AlpInvest have a dedicated Investment Committee? Please also indicate who has ultimate authority to approve new investments.

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•	Disclose the frequency of “regular reviews” and disclose who conducts these reviews.
Carlyle has revised pages 215 — 216 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Our Family of Funds, page 190
112.	Please explain to us why you determined to present total capital commitments for your carry and structured credit funds and fund of funds and assets under management for your hedge funds.

Carlyle advises the Staff that it presents total capital commitments (as opposed to assets under management) for its closed-end investment funds because Carlyle believes this metric provides the most useful information regarding the relative size and scale of such funds. In the case of Carlyle’s hedge funds, which are open-ended and accordingly do not have permanent committed capital, Carlyle believes the most useful metric regarding relative size and scale is assets under management.

Carlyle has included additional disclosure to this effect on pages 216 — 217 of Amendment No. 1.
Properties, page 200
113.	Please file all material leases as exhibits to your registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Carlyle has filed as exhibits with Amendment No. 1 its leases for its corporate headquarters in Washington, D.C. and its offices in Arlington, VA.
Legal Proceedings, page 200
114.	Please revise your disclosures throughout this section to provide complete information as required by Item 103 of Regulation S-K. For example, we note that you have not disclosed the relief sought in several of your disclosed complaints, specifically identified the parties in all cases, indicated the court in which the Guernsey liquidators filed suit and provided complete information regarding the suit in Kuwait.

Carlyle has revised pages 227 — 229 of Amendment No. 1 to provide additional information as required by Item 103 of Regulation S-K, including the matters identified in the Staff’s comment.

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Composition of the Board of Directors after this Offering, page 203
115.	Please confirm to us that if you identify the persons who will be appointed as directors prior to effectiveness, you will include the information for them required by Item 401 of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

Carlyle confirms that if it identifies persons who will be appointed as directors prior to effectiveness, it will in a subsequent pre-effective amendment provide the information required by Item 401 of Regulation S-K as well as the consent required by Rule 438 of Regulation C. Carlyle understands that the Staff requires a reasonable amount of time for review.
Executive Compensation, page 206
116.	Please provide compensation information for your most recently completed fiscal year, 2010, in CD&A, the summary compensation table, and other disclosures.

Carlyle acknowledges the Staff’s comment and refers the Staff to its response to the Staff’s comment 117 below.
Compensation Elements, page 206
117.	Please note that while we allow registrants to omit certain pricing information from the preliminary prospectus of an initial public offering in the early stages of the review process, disclosure of items that do not constitute pricing information, such as executive compensation disclosure, should not be omitted. Please include all compensation information in the next amendment. We may defer further review of your filing until you provide the information in an amended registration statement.

Carlyle acknowledges the Staff’s comment and advises the Staff that it is highly cognizant of the demands upon the Staff’s time and resources. Carlyle advises the Staff that it will not circulate a preliminary prospectus to potential investors or seek effectiveness prior to 2012 and the inclusion within the prospectus of audited financial statements for 2011 and that, accordingly, the Compensation Discussion and Analysis and other aspects of the compensation disclosure required in the prospectus will at that time relate to 2011. Carlyle also advises the Staff that its CD&A for 2011 differs meaningfully from that which it would present for 2010 due to a change in the composition of its “named executive officers”. In particular, Carlyle notes that its Chief Financial Officer joined the firm in 2011 and would accordingly not be a NEO for 2010. Carlyle has included in Amendment No. 1 compensation disclosure for 2011 that it believes to be complete, except for information that is not yet available. Carlyle advises the Staff that it will update its compensation disclosure in a subsequent pre-effective amendment to include this missing information once such information becomes

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available. Carlyle understands that the Staff requires a reasonable time for review of all new disclosures that it may include in subsequent pre-effective amendments. In light of the foregoing, Carlyle respectfully requests that the Staff not defer its review of Amendment No. 1 and of Carlyle’s responses to the Staff comments not relating to compensation disclosure.

118.	Please be advised that we may have additional comments on your disclosures in this section after you provide the missing information, including the amounts in the Summary Compensation Table.

Carlyle acknowledges the Staff’s comment.
Annual Bonuses, page 206
119.	Please revise your disclosure to describe, for each named executive officer, the individual contributions you considered in determining the awarding of and amount of the discretionary bonuses.

Carlyle respectfully refers the Staff to its response to the Staff’s comment 117 above and advises the Staff that it has included on page 234 of Amendment No. 1 “placeholder” disclosure wherein it will include, for each named executive officer, the individual contributions it considered in determining the awarding of and amount of the discretionary bonuses for 2011.
Summary Compensation Table, page 207
120.	Please disclose the actual amounts of cash distributions that you paid out to each of your named executive officers for 2010.

Carlyle respectfully refers the Staff to its response to the Staff’s comment 117 above and advises the Staff that it has included on page 237 of Amendment No. 1 “placeholder” disclosure wherein it will include the actual amounts of cash distributions paid each of its named executive officers for 2011.
Material U.S. Federal Tax Considerations, page 253
121.	Please note that we may have further comments on this section once we have reviewed the tax opinion.

Carlyle acknowledges the Staff’s comment.
Taxation of our Partnership and the Carlyle Holdings Partnerships, Page 253
122.	In your discussion of qualifying income, please elaborate on what type of income (qualifying versus non-qualifying) is produced by the various activities you conduct and income you generate. For example, is carried interest expected to be qualifying or non-qualifying income?

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Carlyle has revised its disclosure under the caption “— Taxation of our Partnership and the Carlyle Holdings Partnerships” on page 282 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Taxation of Carlyle Holdings I GP Inc., page 255
123.	Based on your discussion of the Qualifying Income Exception, we assume that the activities you conduct that are not expected to produce qualifying income will be organized under Carlyle Holdings I GP Inc., a Delaware corporation, and its subsidiaries. In this way, Carlyle Holdings I GP Inc. may receive or generate non-qualifying income, but will be able to distribute qualifying income to you in the form of dividends. If true, please disclose this.

Carlyle has revised page 283 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Consequences to U.S. Holders of Common Units, page 256
124.	We note the discussion in the third paragraph of this section regarding qualified foreign corporations. Please clarify whether it is your intention that Carlyle Holdings III GP L.P. will be a qualified foreign corporation. We note disclosure on page 255 that it is taxable as a foreign corporation for U.S. federal income tax purposes.

Carlyle has revised page 285 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Section 754 Election, page 260
125.	Please clarify what impact the Section 754 election made by Carlyle Holdings I L.P. will have and on whom. We note disclosure that there will be no adjustment for a transferee of common units in respect of Carlyle Holdings I L.P. or Carlyle Holdings III L.P. regardless of whether a Section 754 election is made in respect of those partnerships because you own your interests in these entities through Carlyle Holdings I GP L.P. and Carlyle Holdings III GP L.P. Will holders and transferees of your common units be impacted differently from existing holders and their transferees as a result of the Section 754 election by Carlyle Holdings I L.P.?

Carlyle has revised page 288 of Amendment No. 1 to address the matters identified in the Staff’s comment.
Pricing of the Offering, page 276
126.	We note your statement that the estimated initial public offering price range is subject to change. Please note that your estimate of the price range at the time of effectiveness must be bona fide, and that any change in the price range provided in

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the preliminary prospectus will be subject to our review and further comment. See Instruction 1 to Item 501(b)(3) of Regulation S-K.

Carlyle acknowledges the Staff’s comment.
Certain ERISA Considerations, page 271
127.	Please remove the description of the discussion that it is “general” in nature, as this may suggest to investors that you are not responsible for the disclosure.

Carlyle has revised page 300 of Amendment No. 1 to remove the description of the discussion as being general in nature.
Legal Matters, page 277
128.	Please revise to also indicate that Simpson Thacher & Bartlett, LLP will also provide a legal opinion regarding tax matters.

Carlyle has revised page 305 of Amendment No. 1 to also indicate that Simpson Thacher & Bartlett LLP will also pass upon certain tax matters.
Where You Can Find More Information, page 277
129.	You are responsible for providing accurate and complete disclosure in your prospectus. Accordingly, please clarify that you have discussed the material terms of contracts, agreements and other documents you refer to in the fourth sentences as being incomplete.

Carlyle acknowledges its responsibility for providing accurate and complete disclosure in the prospectus and advises the Staff that it has removed the fourth sentence under the caption “Where You Can Find More Information” on page 305 of Amendment No. 1.
Financial Statements
General
130.	Please tell us what consideration you gave to providing a balance sheet of your general partner, Carlyle Group Management L.L.C. If applicable, please provide the following disclosures regarding your relationship:
•	Any material transactions with the general partner, such as a substantial receivable from or payable to a general partner, or any affiliate of the general partner. Disclose the pertinent terms of any material transactions;

•	Any commitment, intent or reasonable possibility that the general partner will fund cash flow deficits or provide other direct or indirect financial assistance.

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Describe the nature and extent of the any funding or financial support arrangement; and

•	Any commitment by an affiliate of the general partner to increase or maintain the general partner’s capital, if the commitment could reasonably be expected to impact you. For example, disclose when an affiliate has committed to maintain the general partner’s capital when there is a commitment, intent or reasonable possibility that the general partner will provide financial support to you. Describe the nature and extent of the affiliate’s commitment to the general partner.
Carlyle advises the Staff that it has considered whether it should include within the Registration Statement a balance sheet of its general partner, Carlyle Group Management L.L.C., in light of Staff Accounting Bulletin 113 and the guidance set forth in Section 2805 of the Division of Corporation Finance Financial Reporting Manual and concluded that the inclusion of such balance sheet is not required. Carlyle respectfully supplementally advises the Staff that:
•	it has not engaged in any material transactions with Carlyle Group Management L.L.C., the sole general partner of The Carlyle Group L.P., and has included disclosure within the Registration Statement as to any material transactions with affiliates of Carlyle Group Management L.L.C.

•	Carlyle Group Management L.L.C. has not made, and does not intend to make, any commitment to fund cash flow deficits or provided, or intend to provide, other direct or indirect financial assistance to Carlyle and Carlyle does not believe there is any reasonable possibility that it will do so in the future; and

•	there is no commitment by an affiliate of Carlyle Group Management L.L.C to increase or maintain the general partner’s capital that could reasonably be expected to impact Carlyle.
Carlyle Group
Audited Financial Statements
Combined and Consolidated Balance Sheets, page F-6
131.	As indicated in Note 5, your line item Investments relates mostly to accrued performance fees. Please re-label this caption accordingly or separately present accrued performance fees.

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Carlyle has re-labeled “Investments” to “Investments and accrued performance fees” throughout its combined and consolidated financial statements in Amendment No. 1.
Combined and Consolidated Statements of Changes in Equity, page F-8
132.	Please revise the title of this statement to also refer to the changes in redeemable non-controlling interests in consolidated entities.

Carlyle has changed the title of the statement to “Combined and Consolidated Statement of Changes in Equity and Redeemable Non-controlling Interests in Consolidated Entities.”
Notes to the Financial Statements General
133.	Please disclose how you account for your joint venture with Riverstone Investment Group L.L.C.

Carlyle respectfully advises the Staff that it is not carrying out its services to the Carlyle/Riverstone funds through a corporate joint venture (as defined in ASC 323-10-20) with Riverstone Investment Group L.L.C. Carlyle has revised its disclosures throughout Amendment No. 1 to clarify that Carlyle is not party to a corporate joint venture with Riverstone Investment Group L.L.C. Rather, Carlyle has entered into an arrangement directly with each Carlyle/Riverstone fund to provide advisory services to those funds; Riverstone Investment Group L.L.C. also advises these funds. Carlyle does not control any of the Carlyle/Riverstone funds that it advises. Pursuant to its arrangement with each of the Carlyle/ Riverstone funds, Carlyle is entitled to receive management fees and performance fees as compensation for its advisory services, which is consistent with the type of compensation it receives for advising its other funds. Carlyle accounts for its management fees and performance fees from the Carlyle/Riverstone funds consistent with the accounting policies disclosed on pages F-13 — F-14 of Amendment No. 1.
Note 1. Organization and Basis of Presentation, page F-11
134.	Your financial statements combine the accounts of four affiliated entities: TC Group, L.L.C., TC Group Cayman L.P., TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P., as well as their majority-owned subsidiaries, which you determined are under common ownership and control by your individual partners, California Public Employees’ Retirement System, and Mubadala Development Company. Please provide a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:

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•	The specific individuals, families, or affiliated groups in your control group and why they should be included in the control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration; and

•	For each of the entities included in your historical combined financial statements, please address:
•	The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group; and

•	How you determined each of these members should be included in the control group of this individual entity and why. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.
All of Carlyle’s business is conducted through four affiliated legal entities: TC Group, L.L.C, TC Group Cayman L.P., TC Group Investment Holdings, L.P., and TC Group Cayman Investment Holdings, L.P., collectively the “Parent Entities”. Were it not for legal, regulatory and tax considerations, all of Carlyle’s business could be conducted through a single Parent Entity. In order to capture all of the business activities of Carlyle, the activities of all four Parent Entities must be combined. TC Group, L.L.C. and TC Group Cayman L.P. receive all management fees from the funds, while TC Group Investment Holdings, L.P. and TC Group Cayman Investment Holdings, L.P. receive substantially all carried interest from the funds.

At December 31, 2010 ownership of each of the four Parent Entities was as follows.
•	approximately 85% owned collectively by our individual partners through four separate legal entities—i.e., one for each Parent Entity—referred to as the “Partner Holdings Entities,”

•	approximately 10% owned by Mubadala Development Company (“Mubadala”); and

•	approximately 5% owned by California Public Employees’ Retirement System (“CalPERS”).
Carlyle’s individual partners hold their ownership interest in the Parent Entities through their ownership interests in each of the four Partner Holdings Entities. Upon initial admittance as a Carlyle partner, the individual receives an equal percentage interest in each of the four Partner Holdings Entities. Each of the four Partner Holdings Entities owns an approximate 85% controlling interest in each of the four Parent Entities. Each Partner Holdings Entity serves as either the managing member or general partner of each Parent Entity, and accordingly the Partner Holdings Entities control the Parent Entities. The rights and responsibilities of the individual Carlyle partners are governed by each Partner

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Holdings Entity’s partnership agreement. The Parent Entities as well as the Partner Holdings Entities were formed between 1993 and 2000 at which time the associated partnership agreements and related governance agreements were adopted.

ASC 810-10-55-1B states:
There are circumstances, however, in which combined financial statements (as distinguished from consolidated financial statements) of commonly controlled entities [emphasis added] are likely to be more meaningful than their separate financial statements. For example, combined financial statements would be useful if one individual owns a controlling financial interest in several entities that are related in their operations [emphasis added]. Combined financial statements might also be used to present the financial position and results of operations of entities under common management [emphasis added].
In accordance with ASC 810-10-55-1B, Carlyle’s historical financial statements combine the accounts of the Parent Entities because they are commonly controlled by Carlyle’s individual partners through their ownership of each of the Partner Holdings Entities. Furthermore, the Parent Entities are related in their business operations — they each individually represent one aspect of the overall Carlyle business — and are under common ownership and management.
Fund Management Fees, page F-13
135.	Please further clarify the significant terms of your management contractual agreements separately for affiliates and nonaffiliates by addressing the following:
•	Please disclose the typical length of time of the management agreements;

•	Management fees for corporate private equity and real assets funds generally range from 1% to 2% of commitments during the investment period of the relevant fund. Please also address what the range of management fees is subsequent to the investment period; and

•	You disclose the management fee range for CLOs. Please also disclose the range for other funds in the global market strategies segment.
Carlyle respectfully advises the Staff that all of its management contractual agreements are with affiliates of Carlyle. Carlyle has revised its disclosure under the caption “Fund Management Fees” on pages F-13 — F-14 and F-72 — F-73 of Amendment No. 1 to include the typical length of time of the management agreements, the management fee range for corporate private equity and real assets funds subsequent to the investment period, and the management fee range for other funds in its global market strategies segment.

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136.	Disclose the significant terms of your transaction advisory and oversight services covered by separate contractual agreements and separately quantify your transaction advisory and oversight service fees earned for each period presented.

Carlyle has revised pages F-14 and F-73 of Amendment No. 1 to include the amounts of transaction and portfolio advisory fees for all periods presented.
Cash and Cash Equivalents, page F-16
137.	Please clarify in your disclosures the differences between the amounts disclosed in this note as the cash held from carried interest distributions for potential giveback and the amounts disclosed in on page F-39 as the accrual for potential repayment of previously received performance fees in your discussion of contingent giveback obligations.

Carlyle withholds a portion of the cash from distributions of carried interest to employees of Carlyle Group and, in some instances, from its senior Carlyle professionals. The cash is withheld in the event that a giveback obligation would be required to be funded. For certain carry funds, the cash is held by an entity that is included in the combined and consolidated balance sheets and is disclosed on page F-17 of Amendment No. 1 ($51.8 million and $59.6 million as of December 31, 2010 and 2009, respectively). A liability associated with the cash withheld from employees is included in accrued compensation and benefits on the combined and consolidated balance sheets. A liability associated with the cash withheld from its senior Carlyle professionals is included in Due to Carlyle partners on the combined and consolidated balance sheets.

For the remaining carry funds, the cash withheld from distributions of carried interest is held by an entity that is not included in the combined and consolidated balance sheets and is disclosed on page F-40 ($193.6 million and $202.6 million as of December 31, 2010 and 2009, respectively).

The amount disclosed for potential repayment of previously received performance fees of $119.6 million on page F-39 represents the giveback accrual if the funds were liquidated at their current fair values at December 31, 2010. This amount includes giveback obligations that would be required to be funded by its senior Carlyle professionals as well as employees. The amounts calculated for its giveback obligation, while related, will generally not equal the cash that has been withheld. As of December 31, 2010, Carlyle had withheld more cash than what had been recorded as a giveback obligation.
Derivative Instruments, page F-17
138.	Based on your Combined and Consolidated Statements of Changes in Equity, it appears that you have derivative instruments that you have entered into other than those related to your CLOs for which you have disclosed in Note 12. Please

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address the need to provide the additional disclosures required by ASC 815 for your non-CLO derivative instruments.

The Staff is correct in noting that Carlyle has derivative instruments other than those related to its CLOs.

Carlyle entered into an interest rate swap in March 2008 to fix the interest rate on a portion of its term loan borrowings at 5.319% through August 20, 2013. Carlyle has designated this instrument as a cash flow hedge. Included in accumulated other comprehensive income in its combined and consolidated balance sheets is the effective portion of losses related to the change in the fair value of the interest rate swap of $7.3 million, $3.8 million and $12.2 million for the years ended December 31, 2010, 2009 and 2008. The ineffective portion of losses recognized in earnings was not significant for any period presented. This is the only derivative instrument that Carlyle has entered into other than those related to its CLOs.

Carlyle respectfully directs the Staff to its disclosure of its interest rate swap on page F-35 of Amendment No. 1, which we believe is sufficient given the amounts involved.
Note 3. Acquisitions and Acquired Intangible Assets, page F-19
139.	Please expand your disclosures to disclose the terms of the contingently issuable equity interest, including, if known, the maximum number of units that may be issued and the deemed per unit fair value of such units.

Carlyle has revised its disclosures on page F-20 in Amendment No. 1 to address the matters identified by the Staff. Carlyle advises the Staff that Carlyle has not yet unitized and therefore a maximum number of units and per unit value have not been provided.
Fair Value Measurement, page F-22
140.	You disclose on the bottom of page F-23 that the fair value of CLO assets was based on quotations from reputable dealers or relevant pricing services. The fair value of CLO loans payable was determined based on both discounted cash flow analyses and third-party quotes. Please clarify which assets and liabilities you are referring to in the table provided on page F-24. It you are also referring to the bonds, loans, and loans payable of the CLOs included in your table, please reconcile between this disclosure and your classification of these assets and liabilities as Level III based on the descriptions provided on page F-22. Please further clarify how you are using third party quotations.

Carlyle respectfully advises the Staff that it has disclosed on F-24 of Amendment No. 1 that it determines the fair value of the assets held by the CLOs

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based on dealer quotations and pricing services. Generally, such pricing services and dealer quotations are based on their respective models as the related assets are not actively traded. In such cases, Carlyle classifies such fair values as level 3 because they are fundamentally model driven. Accordingly, the table on F-24 reflects the CLO investments in bonds and loans as level 3. The investments in redeemable hedge funds are classified as level 2 based on their redemption value.

The liabilities of the CLOs are fair valued based on both discounted cash flows and third party quotations. Since these liabilities are not actively traded and are valued primarily based on its own models, Carlyle has classified them as level 3 as shown in the table on F-24.

Carlyle does not use dealer/broker quotations in isolation. Carlyle will always prepare its own valuation model and use this in conjunction with the broker quotes. For securities where broker quotes are obtained, Carlyle evaluates the broker’s knowledge of the market and security. If the broker quote differs significantly from its income approach calculation, Carlyle tries to reconcile the differences through expanded discussion with the respective broker and/or refine its model inputs to ensure that both the broker and the model are taking into account all relevant market participant considerations.
Note 5. Investments, page F-26
141.	We note you separately present investment and investments of consolidated funds on your balance sheet. For clarity purposes, please consider presenting the disclosures related to your investments of consolidated funds in a separately labeled footnote.

Carlyle has revised its disclosure on page F-26 of Amendment No. 1 to include a separately labeled sub-section for “Investments of Consolidated Funds” within Note 5 — Investments, therefore Carlyle believes the investments of consolidated funds are clearly labeled and identified. Carlyle created a sub-heading for “Investments and accrued performance fees” with equal prominence as the “Investments in Consolidated Funds” sub-heading.

142.	You state that there were no individual investments with a fair value greater than five percent of total assets. Please confirm, and revise to clarify if true, that you have no individual investments, including derivative instruments, which constitute more than 5% of your net assets or provide the disclosures called for by ASC 946-210-50(c).

As stated above in the response to the Staff’s comments 5 and 6, Carlyle does not believe that The Carlyle Group L.P. is an investment company under the Investment Company Act. Moreover, Carlyle is not an investment company as described in ASC 946-10-15-2 because it is engaged primarily in the business of providing asset management services and not in the business of investing,

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reinvesting or trading securities. Furthermore, Carlyle is not a nonregistered investment partnership as described in ASC 946-210-50-4 because it is not a hedge fund, limited liability company, limited liability partnership, limited duration company, offshore investment company with similar characteristics or commodity pool subject to regulation under the Commodity Exchange Act of 1974. As a result, Carlyle does not believe that it is in the scope of ASC 946-210-50-6 and therefore is not subject to its disclosure requirements.

However, Carlyle acknowledges that its Consolidated Funds are investment companies representing nonregistered investment partnerships and recognize that the disclosures called for by ASC 946-210-50-6 are required in the financial statements of the Consolidated Funds. Carlyle contemplated whether the disclosure requirements of the Consolidated Funds should be retained in consolidation by Carlyle Group. Accordingly, Carlyle considered the following guidance originally issued under EITF 85-12:
The Task Force reached a consensus that, assuming that the specialized industry accounting principles [emphasis added] are appropriate at the subsidiary level, those principles should be retained in consolidation.
ASC 810-10-25-15 codified the guidance issued under EITF 85-12 and states:
The application of guidance in an industry-specific Topic of this Codification to a subsidiary within the scope of that industry-specific Topic shall be retained in consolidation of that subsidiary.
Carlyle believes that the industry specific accounting principles required by ASC 946-210-50-6 must be retained in consolidation, but not the industry specific financial statement disclosure requirements. To view this otherwise would result in the inclusion of disclosures that are required for an investment company, but are clearly not useful to an investor in Carlyle (e.g., the financial highlights called for by ASC 946-205-50).

Nevertheless, Carlyle believes certain of the disclosures required by ASC 946-210-50-6 are useful to a user of its financial statements in understanding its Consolidated Funds. As such, Carlyle has included a schedule of investments in its footnotes in a similar format as that required by ASC 946-210-50-6, separately disclosing all individual investments in excess of 5% of its total assets.
Note 6. Non-Controlling Interests in Consolidated Entities, page F-32
143.	To help reconcile the amounts presented in this note to the amounts reflected on your Combined and Consolidated Statements of Changes in Equity, please separately disclose the net income (loss) attributable to equity appropriated for consolidated funds and to provide a subtotal for the net income (loss) attributable

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to other non-controlling interests in consolidated entities. In a similar manner, in Note 7, please separately disclose the comprehensive income (loss) attributable to equity appropriated for consolidated funds and the comprehensive income (loss) attributable to other non-controlling interests in consolidated entities.

Carlyle has revised its disclosure under Note 6 — Non-controlling Interests in Consolidated Entities to separately present (i) net income (loss) attributable to equity appropriated for Consolidated Funds/CLOs, (ii) net income (loss) attributable to other non-controlling interests in consolidated entities, and (iii) net income (loss) attributable to redeemable non-controlling interests in consolidated entities (if applicable). Carlyle has also revised its disclosure in Note 7 — Other Comprehensive Income (Loss) to separately present comprehensive income (loss) attributable to these same three categories.
144.	Please include a table to show the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

Carlyle respectfully advises the Staff that there have been no significant changes in its ownership interests in its consolidated entities for the periods presented. Carlyle has revised its disclosure on pages F-32 — F-33 of Amendment No. 1.
Note 9. Loans Payable
Subordinated Loan Payable to Affiliate, page F-35
145.	Please disclose how you determined the fair value of the 2% equity interests and disclose the deemed per unit value of those interests.

Carlyle has added additional disclosure on page F-36 of Amendment No. 1 to discuss how the fair value of the 2% equity interests was determined. Carlyle advises the Staff that Carlyle has not yet unitized and therefore a per unit value has not been provided.
Debt Covenants, page F-36
146.	Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

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Carlyle advises the Staff that it is unlikely that Carlyle will be unable to meet any of its material debt covenants. Carlyle has revised pages its disclosure on F-35 and F-93 — F-94 of Amendment No. 1 to add the specific terms of any material debt covenants and ratios and that Carlyle is in compliance with all material financial and non-financial covenants as of the dates presented.
Note 10. Commitments and Contingencies
Contingent Obligations (Giveback), page F-39
147.	You have withheld $193.6 million and $202.6 million from distributions of carried interest to partners and employees for potential giveback obligations as of December 31, 2010 and 2009, respectively. Such amounts are held by an entity not included in the accompanying combined and consolidated balance sheets. Please help us better understand the nature of these amounts, including whether you have recorded the performance fee revenue associated with these, how you determined that you do not need to record these obligations, and which entity is holding these amounts.

As discussed in the response to the Staff’s comment 137, $193.6 million and $202.6 million has been withheld from distributions of carried interest to partners and employees for potential giveback obligations as of December 31, 2010 and 2009, respectively. The performance fee revenue associated with the cash withheld from distributions of carried interest has been recorded. The cash is held in entities through which its partners and employees have invested into its carry funds. These entities are not consolidated in Carlyle’s combined and consolidated financial statements.
Legal Matters, page F-40
148.	For certain of the matters listed you state that you believe the claims are without merit and you will vigorously contest all allegations or you state that you are currently unable to anticipate what impact the matter may have on you. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Carlyle advises the Staff that, as required under ASC 450-20-25-2, the Company establishes an accounting reserve for contingent liabilities when a loss is deemed both probable and reasonably estimable. If no reserve is established, then the Company further assesses whether disclosure should be made in the event there is a reasonable possibility that a loss may be incurred. In response to the Staff’s comment, Carlyle has revised the first paragraph of its footnote disclosures under

Securities and Exchange Commission	74	November 7, 2011
the caption “Legal Matters” on pages F-40, F-41 and F-99 to include the following additional statements:
“Certain of these matters are described below. The Company is not currently able to estimate for any such matters the reasonably possible amount of loss or range of loss.”
The Company respectfully submits that its revised footnote disclosure is consistent with the guidance in paragraphs 3 through 5 of ASC 450-20-50 as it discloses both the nature of the contingency and an estimate of the possible loss or range of loss, or includes a statement that such an estimate cannot be made as provided in ASC 450-20-50 paragraph 4.
149.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Carlyle supplementally advises the Staff that, in carrying out the analyses required by ASC 450-20-50, it, with the assistance of its counsel, analyzes each potentially material matter, taking into consideration the procedural posture of the case, including any recent rulings by the court, advice of experts and counsel, information from settlement discussions and other developments that may impact its analysis. Based upon these inputs and data points, it then determines whether an amount of a loss is probable or reasonably possible and whether or not it is estimable.

As stated in its footnote disclosures, Carlyle does not believe it is probable that the outcome of any existing litigation, investigations, disputes or other potential claims will materially affect it or its financial statements. Carlyle has, however, included in such footnote disclosures a description of the nature of certain matters, together with a statement that it is not currently able to estimate for any such matters the reasonably possible amount of loss or range of loss. In response to the Staff’s request, Carlyle supplementally advises the Staff that the specific factors described below are among those causing the inability to estimate:
•	Foy v. Austin Capital: The Attorney General of New Mexico has moved to dismiss the Carlyle defendants from the qui tam suit, and has not at this time brought an action against the Carlyle defendants. Carlyle is unable to predict at this time whether or when this factor will be alleviated.

Securities and Exchange Commission	75	November 7, 2011
•	Carlyle Capital Corporation Limited (CCC) Matters: Carlyle believes the claims in each of these actions are without merit and that the most likely outcome is that no loss will ultimately be recognized. However, at this stage of the proceedings there remain a number of different actions in different phases in different jurisdictions within and without the United States that creates a level of uncertainty that cause Carlyle to be unable to estimate with reasonable certainty. Carlyle is unable to predict at this time whether or when this factor will be alleviated.

•	Investigation by Antitrust Division of the U.S. Department of Justice: The DOJ has not at this time threatened or initiated any legal proceedings. Carlyle is unable to predict at this time whether or when this factor will be alleviated.

•	Police and Fire Retirement System of the City of Detroit v. Apollo Global Management, LLC: This matter is still in the fact discovery phase, which is ongoing. The number of transactions to be included in the case remains undecided and will not be determined until after fact discovery concludes in April 2012 (unless further extended) and only then after the court determines motions to dismiss on statute of limitations or other grounds any damages claims related to any proposed new transactions. In addition, plaintiffs have yet to move for certification of their putative class. Whether any putative class of plaintiffs will be certified is therefore uncertain and will remain so through most of 2012. In addition, the parties have not conducted any expert discovery, including discovery of plaintiffs’ experts on alleged damages. This phase of discovery is not likely until late 2012 or possibly 2013. There are additional dispositive motions such as motions for summary judgment that may not be made or decided until 2013. Carlyle believes it is possible that this factor may be alleviated during 2012 or 2013.
Note 13. Income Taxes, page F-47
150.	Please provide the tabular reconciliation of unrecognized tax benefits required by ASC 740-10-50-15A as well as disclose the net difference between the tax bases and the reported amounts of your assets and liabilities. Refer to ASC 740-10-50-16.

Carlyle respectfully advises the Staff that the total amount of its unrecognized tax benefits, excluding interest and penalties, was $13.3 million and $9.9 million, or 0.09% and 0.6% of total liabilities as of December 31, 2010 and 2009, respectively. Carlyle believes such amounts are not material to the financial statements or its results of operations, and Carlyle does not believe it has any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

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Carlyle has revised its disclosure on page F-48 of Amendment No. 1 to provide additional clarity of this position.

Carlyle also considered the requirements of ASC 740-10-50-16. Carlyle disclosed on page F-15 of Amendment No. 1 that no provision is made for U.S. federal income taxes since Carlyle is a group of pass-through entities and taxes are borne by its partners. Carlyle advises that Staff that it understands the purpose of the disclosure of net differences between tax bases and reported amounts required by ASC 740-10-50-16 is to provide users of the financial statements an indication of what future taxable income or deductions might be available to them as an owner. However, Carlyle does not have the information to know what each partners’ tax basis in Carlyle would be as Carlyle does not know each of their individual tax accounting or positions taken on their tax returns. As such, Carlyle does not believe that disclosure of aggregate tax basis differences would be meaningful to the users of its financial statements and did not provide disclosure of that information.
Note 14. Segment Reporting, page F-48
151.	Please disclose the methodology used to allocate overhead costs to each segment and whether there have been any changes in that methodology during any of the periods presented. Refer to ASC 280-10-50-29.

Carlyle has revised its disclosure under the caption “Note 14 — Segment Reporting” on pages F-49 and F-107 of Amendment No. 1 to clarify that the overhead costs are allocated based on direct base compensation expense for the funds comprising each segment.

152.	Please clearly present and discuss any significant components of the total reconciling items in your notes to the table. For example, in your description of the expenses reconciling items of $(576.0) million, you refer to the charges and credits associated with Carlyle corporate actions and non-recurring items as detailed in item (d). It is not clear which charges and credits you are referring to.

Carlyle has revised footnote (b) on pages F-53 — F-54 and F-110 of Amendment No. 1 to include a table summarizing the significant components of the expenses reconciling items.
Unaudited Financial Statements
153.	Please address the above comments, as applicable.

Carlyle advises the Staff that, to the extent applicable, it has revised the unaudited financial statements to address the above comments.

Securities and Exchange Commission	77	November 7, 2011
Notes to the Financial Statements
Note 9. Loans Payable
Subordinated Loan Payable to Affiliate, page F-93
154.	You elected the fair value option to measure the subordinated notes at fair value. At June 30, 2011, the fair value of the subordinated notes was $511.7 million. You refer to Note 4 for additional disclosures related to the fair value of these instruments as of June 30, 2011; however it does not appear that there are any specific disclosures regarding how you determined the fair value of these notes. Please advise or expand your disclosures as necessary.

Carlyle has added additional disclosure on pages F-36 and F-95 of Amendment No. 1 to address the matters identified by the Staff.
Item 17. Undertakings, page II-2
155.	Please delete the undertaking provided in paragraph 2 as it appears to be inapplicable to your offering. Please revise to include the undertakings required by Items 512(f) and 512(i) of Regulation S-K.

Carlyle acknowledges the Staff’s comment and has revised the undertakings set forth under Item 17 of Part II of Amendment No. 1 in accordance with the Staff’s comment.
*     *     *     *     *
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Pamela Long, Esq. Nudrat Salik Jeanne Baker

Securities and Exchange Commission	78	November 7, 2011

The Carlyle Group L.P. Jeffrey W. Ferguson, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jennifer A. Bensch, Esq. Phyllis G. Korff, Esq.

Annex A
[__________], 2012
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505
Ladies and Gentlemen:
     We have acted as counsel to The Carlyle Group L.P., a Delaware limited partnership (the “Partnership”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Partnership of up to [_______________] common units representing limited partner interests in the Partnership (together with any additional common units representing limited partner interests that may be issued by the Partnership pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Common Units”).
     We have examined the Registration Statement and the form of the Amended and Restated Agreement of Limited Partnership of The Carlyle Group L.P. (the “Partnership Agreement”) among Carlyle Group Management L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and the limited partners party thereto (collectively, the “Limited Partners”), which has been filed with the Commission as part of the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Partnership and the General Partner.
     In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us

Annex A
as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that at the time of issuance and delivery of the Common Units, the Partnership Agreement will have been duly authorized, executed and delivered by the General Partner. We have assumed further that the Limited Partners will not participate in the control of the business of the Partnership.
     Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that upon payment and issuance and delivery in accordance with the Partnership Agreement and the applicable definitive underwriting agreement approved by the General Partner, the Common Units will be validly issued and holders of the Common Units will have no obligation to make payments or contributions to the Partnership or its creditors solely by reason of their ownership of the Common Units.
     We do not express any opinion herein concerning any law other than the Delaware Revised Uniform Limited Partnership Act.
     We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.
Very truly yours,

Annex B
[__________], 2012
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505
Ladies and Gentlemen:
          We have acted as counsel to The Carlyle Group L.P., a Delaware limited partnership (the “Partnership”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance of an aggregate of up to [_______________] common units representing limited partnership interests in the Partnership (together with any additional common units representing limited partner interests that may be issued by the Partnership pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Common Units”).
          We have examined the Registration Statement and the representation letter of the General Partner delivered to us for purposes of this opinion (the “Representation Letter”). We have also examined the form of the Amended and Restated Partnership Agreement of The Carlyle Group L.P. (the “Partnership Agreement”), among Carlyle Group Management L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and the limited partners party thereto; the form of the Amended and Restated Limited Partnership Agreement of Carlyle Holdings I L.P.; the form of the Amended and Restated Limited Partnership Agreement of Carlyle Holdings II L.P.; and the form of the Amended and Restated Limited Partnership Agreement of Carlyle Holdings III L.P., which forms have been filed with the Commission as part of the Registration Statement. We have also examined originals or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Partnership and the General Partner, and have made such other

Annex B
and further investigations, as we have deemed necessary or appropriate as a basis for the opinion hereinafter set forth. As to matters of fact material to this opinion, we have relied upon certificates and comparable documents of public officials and of officers and representatives of the Partnership and the General Partner.
          In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have further assumed that any documents will be executed by the parties in the forms provided to and reviewed by us and that the representations made by the General Partner in the Representation Letter are true, complete and correct and will remain true, complete and correct at all times.
          Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, the discussion set forth in the Registration Statement under the caption “Material U.S. Federal Tax Considerations”, insofar as it expresses conclusions as to the application of United States federal income tax law, is our opinion as to the material United States federal income tax consequences of the purchase, ownership and disposition of the Common Units.
          We do not express any opinion herein concerning any law other than the federal tax law of the United States.
          We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the discussion of our opinion and the references to our firm under the captions “Material U.S. Federal Tax Considerations” and “Legal Matters” in the prospectus included in the Registration Statement.
Very truly yours,